FILED PURSUANT TO RULE 424(b)(3)
                SUBJECT TO COMPLETION, DATED OCTOBER 2, 1995

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 2, 1995)

                                 [RESOURCE LOGO]

                                2,100,000 SHARES
                        RESOURCE MORTGAGE CAPITAL, INC.
            SERIES B       % CUMULATIVE CONVERTIBLE PREFERRED STOCK

     Dividends on the shares of the Series B    % Cumulative Convertible
Preferred Stock (the "Preferred Stock") of Resource Mortgage Capital, Inc. (the "Company") are cumulative from the date of issue and are payable quarterly in arrears on January 31, April 30, July 31, and October 31 (or the next succeeding business day) of each year, commencing January 31, 1996 in an amount per share
equal to the greater of (i) the Base Rate of $     per quarter (equal to a    %
annual dividend rate), or (ii) the quarterly dividend declared on the number of shares of Common Stock (or portion thereof) into which the Preferred Stock is convertible. The record date for determination of shareholders entitled to receive dividends on the Preferred Stock for the period from the date of issuance through December 31, 1995 is expected to be December 31, 1995. The dividend for the partial period ending December 31, 1995 will be prorated from the date of issuance and will be determined by reference to the Base Rate. See "The Offering."

     Each share of Preferred Stock is convertible at any time at the option of the holder thereof into one share (subject to possible future adjustment in certain circumstances) of Common Stock. See "The Offering." On September 29, 1995, the last reported sale price of the Common Stock (RMR) on the New York Stock Exchange (the "NYSE") was 20 1/4 per share.

     The Preferred Stock will not be redeemable by the Company prior to October 31, 1998. On and after October 31, 1998, the Preferred Stock will be redeemable by the Company, in whole or in part, at the option of the Company (i) for one share (subject to possible future adjustment in certain circumstances) of Common Stock (plus accumulated, accrued and unpaid dividends through the end of the prior dividend period, which are to be paid in cash), provided that for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the NYSE equals or exceeds the Conversion Price then in effect (initially equal to the issue price of $ per share (the "Issue Price")), or (ii) for cash at a redemption price equal to the Issue Price, plus any accumulated, accrued and unpaid dividends.

     The Preferred Stock represents preferred stock in a real estate investment trust ("REIT"), and as such, the dividends on the Preferred Stock are not eligible for the dividends received deduction for federal income tax purposes. With certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended (the "Code"), more than 9.8% of the Company's capital stock. The Preferred Stock of the Company may not be purchased or held by tax-exempt entities that are not subject to tax on unrelated business taxable income or by nonresident aliens or foreign entities. See "Description of Securities."

     The Company intends to apply to have the Preferred Stock approved for listing on the National Association of Securities Dealers Automated Quotation National Market System (the "Nasdaq National Market") under the symbol "RMRPO."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURI-
     TIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
         UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
               THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                                                         PRICE TO     UNDERWRITING    PROCEEDS TO
                                                          PUBLIC      DISCOUNT (1)    COMPANY (2)
Per Share...........................................        $              $               $
Total (3)...........................................   $              $               $

(1) See "Underwriting."
(2) Before deducting expenses estimated at $       , which are payable by the
    Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 315,000 additional shares of the Preferred Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $         , and $        and $         ,
    respectively. See "Underwriting."

     THE SHARES OF PREFERRED STOCK ARE OFFERED BY THE UNDERWRITERS SUBJECT TO RECEIPT AND ACCEPTANCE BY THEM, PRIOR TO SALE AND THE UNDERWRITERS' RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART AND TO WITHDRAW, CANCEL OR MODIFY THE OFFER WITHOUT NOTICE. IT IS EXPECTED THAT DELIVERY OF THE PREFERRED STOCK WILL BE MADE IN NEW YORK, NEW YORK THROUGH THE FACILITIES OF THE DEPOSITORY TRUST COMPANY ON
OR ABOUT OCTOBER   , 1995.

STIFEL, NICOLAUS & COMPANY
      INCORPORATED

                  ROBERT W. BAIRD & CO.
                      INCORPORATED
                                       SCOTT & STRINGFELLOW, INC.

                                                                  STEPHENS INC.


            The date of this Prospectus Supplement is         , 1995

INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference.

The Company

   Resource Mortgage Capital, Inc. ("the Company") is a real estate investment trust whose primary objective is to maximize long-term return on equity through investment in a portfolio of residential mortgage securities. The Company's primary strategy is to use its mortgage operations to create investments for its portfolio that generally have higher yields than could be obtained through purchase in the market. The Company's mortgage operations consist of the origination, purchase, securitization and servicing of residential mortgage loans.

Business Focus

   The Company strives to create a diversified portfolio of mortgage securities that in the aggregate generates stable income for the Company in a variety of interest rate environments and preserves the capital base of the Company. The Company creates the majority of the investments for its portfolio by retaining a portion of the mortgage securities or other assets that are generated from its mortgage operations. The Company employs leverage to increase potential returns to shareholders by using collateralized borrowings, repurchase agreements and its capital base, to fund its mortgage investments. By pursuing these strategies, the Company believes it can structure the portfolio to have more favorable net yields in a variety of interest rate environments than if it purchased mortgage investments in the market, although there can be no assurance that the Company will be successful in accomplishing this strategy.

   A substantial portion of the mortgages originated by the Company through its mortgage operations are to borrowers with a non-conforming credit profile, primarily with respect to borrower income, credit history and or required documentation (i.e. "non-conforming credit profile"). Conforming mortgage loans qualify for guarantees from government agencies, whereas non-conforming loans do not qualify for such guarantees. The Company's strategy of originating and securitizing mortgage loans to borrowers with such non-conforming credit profiles involves three primary components (i) geographic diversification of mortgage assets provided by a growing network of mortgage loan brokers throughout the country who source these mortgage loans for the Company, (ii) prudent loan selection through the use of the Company's internally-developed non-conforming credit underwriting standards and procedures executed by the underwriting and risk management departments, and (iii) aggressive loan monitoring and default management through the Company's servicing operation which services substantially all loans for which the Company retains credit risk upon securitization. The Company believes it can achieve a greater return for its shareholders by focusing on mortgage loans to borrowers with a non-conforming credit profile.

Strategy

   The Company's portfolio investments and mortgage operations, in conjunction with its REIT tax status, have contributed to the Company's four year average return on equity in excess of 20%. The Company has recently implemented three key strategies in order to continue to meet its goal of maximizing long-term return on equity in response to an increasingly competitive mortgage market.

     (bullet) The Company expects that in future periods, a greater percentage of its mortgage loan funding volume will be wholesale originations (direct originations by the Company through a network of mortgage loan brokers) and a lower percentage will be correspondent purchases (the purchase of closed loans from Company approved mortgage loan originators) relative to recent periods. During the six months ended June 30, 1995, $309.0 million of mortgage loans, representing 71% of total loan fundings, were purchased from correspondents, with the remainder being originated through wholesale broker relationships. The Company believes that the funding of mortgage loans through its wholesale operations will be at a lower all-in cost than if such mortgage loans were purchased from correspondents. Additionally, the Company believes that by originating loans directly through brokers, it can (i) be more responsive to the market place by more quickly developing and introducing new loan products and adjusting mortgage loan terms and pricing, and (ii) maintain a higher level of control over the credit quality of the mortgage loans.

     (bullet) The Company expects that a significant portion of the future growth in its portfolio of mortgage assets will be from the issuance of collateralized mortgage obligations ("CMOs"), which is the issuance of a debt security collateralized by a pool of mortgage loans. These CMOs will be collateralized primarily by mortgage loans to borrowers with a non- conforming credit profile. As such, the mortgage loans which collateralize the CMOs are treated as assets of the Company and the CMOs are treated as liabilities of the Company. The Company earns the difference between the interest income on the mortgage loans which collateralize the CMOs and the interest and other expenses associated with the CMO financing. The net interest spread will be directly impacted by the levels of prepayment of and credit losses on the underlying mortgage loans. The Company may issue CMOs from time to time based on the Company's portfolio management strategy, loan funding volume, market conditions and other factors.

                 The Company's CMO securitization strategy differs from its securitization strategy in recent years. As a debt issuance, a CMO securitization does not result in the immediate recognition of a gain or loss on sale of mortgage loans as would have resulted using the securitization strategies of recent years. Rather, income from these security structures will be recognized over the life of the security as net interest margin on portfolio investments which is generally not taxable to the Company as a REIT. Conversely, income recognized as gain on sale of mortgage loans are generated primarily by a taxable affiliated entity and as such are fully taxable. Recognizing income over time as a result of utilizing the CMO securitization strategy may reduce the earnings volatility that could have been experienced by utilizing former securitization strategies. As of August 31, 1995, the Company had securitized $527.4 million principal amount of mortgage loans to borrowers with a non-conforming credit profile using a CMO security structure.

     (bullet)    The Company generally will assume a portion of the credit risk
                 for the mortgage loans   which it originates and securitizes
                 through the issuance of CMOs. Such loans are originated at a higher yield relative to the loan to value ratio than conforming mortgage loans to compensate for the higher credit risk. The Company's loss exposure is limited to its net investment in these CMOs, primarily related to over-collateralization. Additionally, the Company attempts to manage this risk through its underwriting process and strategy of servicing substantially all loans for which the Company assumes any credit risk.

Non-conforming Mortgage Loans

    Substantially all of the mortgage loans funded through the mortgage operations are "non-conforming" mortgage loans secured by residential properties throughout the United States. Non-conforming mortgage loans will not qualify for purchase by Federal Home Loan Mortgage Association ("FHLMC") or Federal National Mortgage Association ("FNMA") or for inclusion in a loan guarantee program sponsored by Government National Mortgage Association ("GNMA"). Non-conforming mortgage loans generally are originated based upon different underwriting criteria than are required by the federal agencies' programs (i.e. "non-conforming credit profile") or have outstanding principal balances in excess of the program guidelines of these federal agencies ($203,150 as of August 31, 1995). A borrower with a non-conforming credit profile cannot easily qualify for a loan from the federal agencies for reasons other than loan size. Such qualification criteria includes borrower income, credit history and/ or required documentation. Non-conforming loans may have higher risks than conforming mortgage loans due to their lower liquidity, different underwriting or qualification criteria, or higher loan balances.

   Mortgage loans funded by the Company in its mortgage operations are secured by single (one-to-four) family residential properties and have either fixed or adjustable interest rates. Adjustable-rate mortgage ("ARM") loans provide for the periodic adjustment to the rate of interest equal to the sum of a fixed margin and an index, generally subject to certain periodic and lifetime interest rate caps ("caps"). Fixed-rate mortgage loans generally have a constant interest rate over the life of the loan, primarily 15 or 30 years. In addition, fixed-rate mortgage loans funded by the Company may also have a fixed interest rate for the first 3, 5, or 7 years and an interest rate which adjusts at six or twelve month intervals thereafter, subject to periodic and lifetime interest rate caps.

Mortgage Loan Funding

   The Company has two primary methods for sourcing mortgage loans funded through its mortgage operations. Mortgage loans funded through the Company's wholesale operations are originated directly by the Company through brokers. Mortgage loans funded through the Company's correspondent operations are purchased from various Company approved mortgage loan originators. The Company purchases mortgage loans for immediate delivery or for a specific period of time at an established price and yield, in a specified principal amount.

   Wholesale operations.   Mortgage loans originated by the Company through
its wholesale operations are sourced by independent brokers and underwritten and closed by the Company. The wholesale operation provides geographic diversification of mortgage assets and allows the Company to be more directly involved in the origination process of the loan, but without the direct cost and overhead of a retail branch operation. The Company's mortgage loan wholesale operation targets borrowers with a non-conforming credit profile. The Company's wholesale origination capability was established during 1994 and $125.6 million or 29% of the total mortgage loans funded by the Company during the six months ended June 30, 1995 were funded through its wholesale operations. The Company expects that wholesale originations will represent a greater percentage of total mortgage loans funded during 1995 relative to 1994 as the Company continues to grow its wholesale origination capability.

   Correspondent operations.   The mortgage loans funded through the
Company's correspondent operations are originated by various sellers that meet the Company's qualification criteria. These sellers include savings and loan associations, banks, mortgage bankers and other mortgage lenders. During the six months ended June 30 1995, $309.0 million or 71% of the total mortgage loans funded by the Company were funded through its correspondent operations.

Mortgage Loan Underwriting

   Each mortgage loan funded by the Company must meet the Company's underwriting standards. Underwriting standards vary dependent upon the specific loan program under which the loan is being funded. The Company's in-house underwriting process improves quality control and allows the Company to quickly respond to changes in the market. The Company now underwrites principally all mortgage loans that it funds. Additionally, the Company may allow certain correspondent sellers to underwrite mortgage loans according to the Company's underwriting guidelines.

Mortgage Loans in Warehouse

   During the mortgage loan accumulation period prior to sale or securitization, which is typically 60 to 90 days, the Company is exposed to risks of interest rate fluctuations and may enter into hedging transactions to reduce the change in value of such mortgage loans caused by changes in interest rates. Gains and losses on these hedging transactions are deferred as an adjustment to the carrying value of the related mortgage loans until the mortgage loans are sold. The Company is also at risk for credit losses on mortgage loans in inventory during the accumulation period. The Company manages this risk through application of its mortgage loan underwriting and risk management standards and procedures, and the establishment of reserves.

Mortgage Loan Securitization and Sales Strategy

   When a sufficient volume of mortgage loans is accumulated, typically a minimum of $100 million, the Company generally securitizes a pool of mortgage loans through the issuance of mortgage securities or may sell such pool of mortgage loans directly to an investment banking firm or an institutional investor. The Company may securitize mortgage loans funded through its mortgage operations by issuing CMOs or pass-through securities. The mortgage-backed securities are structured so that a substantial portion of the securities are rated in one of the two highest rating categories (i.e. AA or AAA) by at least one of the nationally recognized rating agencies. Credit enhancement for these mortgage securities may take the form of over-collateralization, subordination, reserve funds, mortgage pool insurance, bond insurance, or any combination of the foregoing. The Company strives to use the most cost effective security structure and form of credit enhancement available at the time of securitization. Mortgage-backed securities issued by the Company are not generally guaranteed by the federal agencies. Each series of mortgage securities is expected to be fully payable from the collateral pledged to secure the series. It is expected that the recourse of investors in the series generally will be limited to the collateral underlying the securities. Except in the case of a breach of the standard representations and warranties made by the Company when loans are sold or securitized, the securities are non-recourse to the Company.

Credit Enhancement and Risk Retention

   Regardless of the form of credit enhancement, the Company may retain a limited portion of the direct credit risk after securitization, including the risk of loss related to hazards not covered under standard hazard insurance policies. Such credit loss exposure is generally limited to an amount equal to a fixed percentage of the principal balance of the pool of mortgage loans at the time of securitization. Additionally, the Company may be contingently exposed to losses due to fraud during the origination of a mortgage loan if the originator of such mortgage loan defaults on its repurchase obligation. The Company has established discounts and reserves for estimated expected losses related to these various risks. The Company's results will be negatively impacted in future periods to the extent actual losses exceed the amount of such discounts and reserves.

   Over-collateralization.   Over-collateralization is generally used in
conjunction with bond insurance in the issuance of CMOs. Losses are first applied to the over-collateralization amount, and any losses in addition to that amount would be borne by the bond insurer or holders of the CMOs. The Company generally receives an excess yield on the mortgage loans relative to the yield on the CMOs to compensate the Company for retaining such loss exposure.

   Subordination.   Subordination is generally used in conjunction with the
issuance of pass-through securities, and may also be used in conjunction with reserve funds, mortgage pool insurance and bond insurance. The credit risk is concentrated in the subordinated classes (which may partially be credit enhanced with reserve funds or pool insurance) of the securities, thus allowing the senior classes of the securities to receive the higher credit ratings. To the extent credit losses are greater than expected (or exceed the protection provided by any reserve funds or pool insurance), the holders of the subordinated securities will experience a lower yield (which may be negative) than expected on their investments.

   Insurance.   As mentioned above, the Company may use mortgage pool
insurance and reserve funds for credit enhancement. Mortgage pool insurance is currently less available as a form of credit enhancement than it had been in the past. Credit losses covered by the mortgage pool insurance policies are borne by the pool insurers to the limits of their policies and by the security holders (or a bond insurer, if any) if losses exceed those limits. To the extent a loan is to be covered by mortgage pool insurance, the Company may rely upon the credit review and analysis of each loan, which is performed by the mortgage insurer, in deciding to fund the mortgage loan.

Mortgage Loan Servicing

   During 1994, the Company established, through an acquisition, the capability to service mortgage loans funded through its mortgage operations. Servicing functions include collection and remittance of principal and interest payments, administration of mortgage escrow accounts, collection of certain insurance claims and, if necessary, foreclosure and sale of the property. The Company plans to enhance its servicing capability with an emphasis on technology to minimize credit risk and maximize credit recovery. The Company has recently implemented a computerized default management system to track and manage foreclosures and liquidations, and is in the process of prototyping an imaging system which will provide instantaneous access to documents, and enhance collection capabilities. If the Company retains a portion of the credit risk on a pool of mortgage loans after securitization, the Company will generally utilize its servicing capabilities in an effort to better manage its credit exposure.

Portfolio Investment Strategy

   The Company's investment strategy is to create a diversified portfolio of mortgage securities that in the aggregate generates stable income for the Company in a variety of interest rate environments and preserves the capital base of the Company. The Company creates the majority of the investments for its portfolio by retaining a portion of the mortgage securities or other assets that are generated from its mortgage operations. The Company employs leverage to increase potential returns to shareholders by using collateralized borrowings, repurchase agreements and its capital base, to fund its mortgage investments. By pursuing these strategies, the Company believes it can structure the portfolio to have more favorable yields in a variety of interest rate environments than if it purchased mortgage investments in the market, although there can be no assurance that the Company will be successful in accomplishing this strategy.

   At June 30, 1995, the Company's mortgage investments included the following (amounts in thousands):

        Collateral for CMOs                      $  882,825       29%
        Adjustable-rate mortgage securities       2,058,661       67
        Fixed-rate mortgage securities               69,007        2
        Other mortgage securities                    66,814        2
        Mortgage warehouse lines of credit            4,233        -
          Total mortgage investments             $3,081,540      100%

   The Company continuously monitors the aggregate projected net yield of its investment portfolio under various interest rate environments. While certain investments may perform very poorly in an increasing interest rate environment, certain investments may perform very well, and others may not be impacted at all. Generally, the Company adds investments to its portfolio which are designed to increase the diversification and reduce the variability of the yield produced by the portfolio in different interest rate environments. The Company may add new types of mortgage investments to its portfolio in the future.

   Investment in CMOs.   A segment of the portfolio which the Company
intends to grow significantly consists of its net investment in CMOs. The net margin on CMOs is derived primarily from the difference between the cash flow generated from the mortgage collateral pledged to secure the CMOs, and the amounts required for payment on the CMOs and administrative expenses. The CMOs are generally non-recourse to the Company. The Company's yield on its investment in CMOs is affected primarily by changes in prepayment rates (the yield will decline with an increase in prepayment rates, and the yield will increase with a decrease in prepayment rates) and secondarily by credit losses (the yield will decline with higher than expected credit losses, and the yield will increase with lower than expected credit losses).

   The Company's CMO securitization strategy differs from the Company's securitization strategy in recent years. As a debt issuance, a CMO securitization does not result in the immediate recognition of a gain or loss on sale of mortgage loans. Rather, income from these security structures will be recognized over the life of the security as net interest margin on portfolio investments which is generally not taxable to the Company, as a REIT. Conversely, income recognized as gain on sale of mortgage loans are generated primarily by a taxable affiliated entity and as such are fully taxable. Recognizing income over time as a result of utilizing the CMO securitization strategy may reduce the earnings volatility that could have been experienced by utilizing former securitization strategies.

   Adjustable-rate mortgage securities.   The majority of the Company's
portfolio is comprised of investments in ARM securities. The Company may increase its return on equity by pledging the ARM securities as collateral for repurchase agreements. The interest rates on the majority of the Company's ARM securities reset every six months, and the rates are subject to both periodic and lifetime limitations ("caps"). Generally, the repurchase agreements have a fixed rate of interest over a term that ranges from 30 to 180 days. As a result, the interest rates on repurchase agreements are not subject to repricing limitations. Thus, the net interest on the ARM investments could decline if the spread between the yield on the ARM security versus the interest rate on the repurchase agreement was to be reduced.

   In the event of a rapidly rising interest rate environment, as was experienced during 1994, the interest rate on certain repurchase borrowings, which are not subject to caps, will increase at a faster rate than the interest rate earned on the ARM securities which collateralize these borrowings, decreasing the net interest spread on these securities. Similarly, a rapidly rising interest rate environment may cause the value of the Company's ARM securities to decline. Such a decline in value may reduce the amount of funds available to be borrowed against these assets. As a result of such a decline in market value, the Company may be required to sell certain mortgage assets in order to maintain liquidity. If required, these sales could be made at prices lower than the carrying value of the assets, which could result in losses. To mitigate this risk, the Company (i) may establish a reserve to hedge against the impact on earnings when the spread is reduced, (ii) has purchased interest rate cap agreements to reduce the risk of the lifetime interest rate limitation on the ARM securities and (iii) strives to maintain excess equity in the event of significant declines in market value.

   Fixed-rate mortgage securities.   Fixed-rate mortgage securities consist
of securities that have a fixed-rate of interest for specified periods of time. Certain fixed-rate mortgage securities have a fixed interest rate for the first 3, 5, or 7 years and an interest rate that adjusts at six or twelve month intervals thereafter, subject to periodic and lifetime interest rate caps. At June 30, 1995, $29 million or approximately 42% of fixed-rate mortgage securities had a fixed rate of interest for the first three years and an interest rate that adjusts at six month intervals thereafter, subject to periodic and lifetime interest rate caps. The Company's yields on these securities are primarily affected by changes in prepayment rates; such yield will decline with an increase in prepayment rates, and the yield will increase with a decrease in prepayment rates.
The Company generally borrows against its fixed-rate mortgage securities, through the use of repurchase agreements. The spread between the interest rate on a repurchase agreement and the interest rate on any fixed-rate security that the Company plans to hold is generally fixed by using an interest rate swap.

   Other mortgage securities.   Other mortgage securities consist primarily
of interest-only securities ("I/O"s), principal-only securities ("P/O"s) and residual interests which were either purchased or created through the Company's mortgage operations. An I/O is a class of a CMO or a mortgage pass-through security that pays to the holder substantially all interest.
A P/O is a class of a CMO or a mortgage pass-through security that pays to the holder substantially all principal. Residual interests represent the excess cash flows on a pool of mortgage collateral after payment of principal, interest, and expenses of the related mortgage-backed security or repurchase arrangement. Residual interests may have little or no principal amount and may not receive scheduled interest payments. The Company may borrow against its other mortgage securities for working capital purposes. The yields on these securities are affected primarily by changes in prepayment rates, and to a lesser extent, by changes in short-term interest rates.

   Hedging and other portfolio transactions.   The Company may enter into
transactions to protect its portfolio of mortgage investments and related debt from interest rate fluctuations. Such transactions may include the purchase or sale of interest rate futures, options on interest rate futures and interest rate caps. These transactions are designed to stabilize the portfolio yield profile in a variety of interest rate environments. The Company may also enter into such type of transactions to enhance the yield on its portfolio, although there can be no assurance that such transactions will provide additional income, and could result in losses.

REIT Status

   The Company, and its qualified real estate investment trust subsidiaries, have elected to be treated as a REIT for federal income tax purposes. A REIT must distribute annually substantially all of its taxable income to shareholders. The Company and its qualified REIT subsidiaries (collectively, "Resource REIT") generally will not be subject to federal income tax to the extent that certain REIT qualifications are met. Certain other affiliated entities which are consolidated with the Company for financial reporting purposes, are not consolidated for federal income tax purposes because such entities are not qualified REIT subsidiaries. All taxable income of these affiliated entities is subject to federal and state income taxes, where applicable. The Preferred Stock represents preferred stock in a REIT, and as such, the dividends on the Preferred Stock are not eligible for the dividends received deduction for federal income tax purposes. See "Federal Income Tax Considerations.''

Recent Developments

   The Company's results were negatively impacted during 1994 by the rapid increase in interest rates and the resulting decline in overall mortgage loan originations in the market. Industry-wide mortgage loan originations declined from $1 trillion during 1993 to $773 billion during 1994. Lower mortgage loan funding levels during 1994 relative to 1993 resulted in lower gain on sale relating to loans securitized or sold. Industry-wide loan origination volume declined further during the first six months of 1995 relative to prior year levels. Lower anticipated mortgage loan origination volume and increased price competition for mortgage loans is expected to substantially reduce the gain on securitization or sale of mortgage assets during the remainder of 1995.

   ARM securities, which constitute a significant portion of the portfolio of mortgage investments, pay an interest rate that is based on the underlying ARM loans, have interest rates that reset generally on a semiannual basis. These interest rates are subject to certain periodic and lifetime interest rate caps. Due to the nature of the periodic caps, semiannual rate increases are generally limited to 1.00%. As a result of rapidly increasing short-term interest rates since February 1994, the interest rate on certain repurchase borrowings, which are not subject to caps, increased at a faster rate than the interest rate earned on the ARM securities which collateralize these borrowings, decreasing the net interest spread on these securities. This trend continued until March 1995, when borrowing costs reached their peak. Due to the effect of periodic interest rate caps during 1994, ARM securities are expected to continue to reset upwards until the fourth quarter of 1995 when these securities are anticipated to be fully indexed (i.e., a pass-through rate based on spread to a specified interest rate index, without any current limitation due to periodic or lifetime interest rate caps). A separate factor contributing to the decline in the net interest spread during 1994 and early 1995 was the increase in securities retained in the portfolio during late 1993 and early 1994 with low initial pass-through rates (i.e., a teaser rate). As of June 30, 1995, the pass-through rates on ARM securities in the Company's portfolio were approximately 1.15% lower on a weighted average basis than the related fully indexed rate compared to 1.90% as of March 31, 1995, 1.45% as of December 31, 1994, 1.50% as of
September 30, 1994 and 0.85% as of June 30, 1994.

   Primarily as a result of the decreased spread on ARM securities, the Company's net interest yield on portfolio assets decreased to 1.15% for 1994 from 1.55% for 1993. Similarly, the net yield on portfolio assets declined to 0.77% for the six months ended June 30, 1995 from 1.29% for the
six months ended June 30, 1994.    As the Company's ARM securities become
fully-indexed, the related net yield may improve to historical levels. The spread on ARM securities may change to the extent the rates on the related repurchase borrowings reset differently than these securities.

The Offering

Securities Offered  . . . .   2,100,000 shares of Series B    % Cumulative
                              Convertible Preferred Stock ("Series B Preferred
                              Stock").

Dividends . . . . . . . . .   Cumulative commencing on the date of issue in an
                              amount per share equal to the greater of (i) the
                              Base Rate of $     per quarter, or (ii) an amount
                              equal to the quarterly dividend declared on the
                              number of shares of the Company's Common Stock (or
                              portion thereof) into which the Series B Preferred
                              Stock is convertible.  Dividends are payable in
                              arrears on January 31, April 30, July 31 and
                              October 31 (or the next succeeding business day)
                              of each year, commencing   January 31, 1996.  The
                              dividend for the partial period ending December
                              31, 1995 will be prorated from the date of issuance and will be determined by reference to the Base Rate. Dividends on the Series B
                              Preferred Stock are determined on each of the quarterly dividend declaration dates. Dividends on the Series B Preferred Stock are cumulative from the date of original issuance. No dividends will be paid or set apart for payment on shares of Common Stock unless full cumulative dividends have been paid on the Series B Preferred Stock.

Conversion Rights . . . . .   Each share of the Series B Preferred Stock will be
                              convertible at the option of the holder at any time, unless previously redeemed, into one share of Common Stock, subject to possible future adjustment in certain circumstances. See
                              "Description of Preferred Stock."

Liquidation Preference  . .   The holders of the Series B Preferred Stock will
                              be entitled to receive out of the assets of the Company or the proceeds thereof available for distribution to shareholders, before any distribution is made on the Common Stock, the Issue Price per share in cash plus accumulated, accrued but unpaid dividends.

Redemption at Option
  of the Company . . . . .    The Series B Preferred Stock will not be
                              redeemable by the Company prior to October 31, 1998. On and after October 31, 1998, the Series B
                              Preferred Stock will be redeemable by the Company, in whole or in part, at the option of the Company as follows:

                              (i) for one share of Common Stock, subject to adjustment in certain circumstances (plus accumulated, accrued and unpaid dividends, which are to be paid in cash through the end of the prior dividend period), provided that for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the NYSE equals or exceeds the Conversion Price, or;

                              (ii) for cash at the Issue Price per
                              share, plus any accumulated, accrued and unpaid dividends.

Voting Rights . . . . . . .   Except as otherwise expressly required by
                              applicable law or as described below, the holders of the Series B Preferred Stock will not be entitled to vote on any matter and will not be entitled to notice of any meeting of shareholders of the Company. If at any time the Company falls in arrears in the payment of dividends on the Series B Preferred Stock in an aggregate amount equal to the full accrued dividends for six quarterly dividend periods, or upon failure of the Company to maintain consolidated shareholders' equity (determined in accordance with generally accepted accounting principles and giving effect to any adjustment for the net unrealized gain or loss on available-for-sale mortgage securities) of at least 150% of the aggregate Issue Price of the then outstanding Series B Preferred Stock, the number of the Company's directors will be increased by two and the holders of the Series B
                              Preferred Stock with all classes of stock ranking on a parity with the Series B Preferred Stock, voting separately as a single class, will have the right to elect two directors to fill the positions created, and such right will continue until all dividends in arrears shall have been paid, and such shareholders' equity has been restored to at least 150% of the aggregate Issue Price of the then outstanding Series B Preferred Stock. If any other class of Parity Stock with which the Preferred Stock is entitled to vote is entitled to elect two directors as a result of a decline in consolidated shareholders' equity below a number less than 150% of the aggregate Issue Price of the then outstanding Preferred Stock, then, when such entitlement to vote is triggered, the separate entitlement of the Preferred Stock to vote for directors described in this paragraph shall be suspended. As a result, in no event shall the holders of Preferred Stock be entitled to elect more than two directors in the case of the Company's consolidated shareholder equity falling below 150% of the aggregate Issue Price of the then outstanding Preferred Stock.

Ranking . . . . . . . . . .   The Series B Preferred Stock will rank senior to
                              the Common Stock with respect to the payment of dividends and amounts payable upon liquidation, dissolution or winding up of the Company. The
                              Series B Preferred Stock will rank pari passu with the Series A Preferred Stock. The Company is not permitted to issue any stock ranking senior to the Series B Preferred Stock as to the payment of dividends or amounts upon liquidation without the approval of the holders of two-thirds of Preferred
                              Stock.

Nasdaq National Market
  Listing . . . . . . . . .   The Company intends to apply to have the Series B
                              Preferred Stock approved for listing on the Nasdaq
                              National Market under the symbol "RMRPO."

Use of Proceeds . . . . . .   The net proceeds from the Offering will be used
                              primarily to pay down short-term debt and for general corporate purposes. See "Use of Proceeds."

                            SELECTED FINANCIAL DATA

     The following selected financial data are derived from the audited consolidated financial statements of the Company at and for the years ended December 31, 1994, 1993, 1992, 1991 and 1990 and from the unaudited financial information at and for the six months ended June 30, 1995 and 1994. The data should be read in conjunction with, and is qualified by reference to, the more detailed information contained in the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the Quarterly Report on Form 10-Q for the six months ended June 30, 1995, which are incorporated herein by reference. The results for the six months ended June 30, 1995, as reported, are not necessarily indicative of the results that may be expected for the year ending December 31, 1995. Per common share data does not include the Series A Preferred Stock.

                                                      SIX MONTHS ENDED
                                                          JUNE 30,                        YEAR ENDED DECEMBER 31,
                                                    1995            1994            1994            1993            1992
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Net margin on mortgage assets...............    $     17,081    $     24,823    $     46,488    $     45,019    $     32,655
Gain on sale of mortgage assets, net
  of associated costs.......................    $      4,388    $     16,559    $     25,599    $     25,985    $     26,991
Total revenue...............................    $    128,447    $    120,206    $    254,359    $    198,975    $    177,505
Total expenses..............................         113,810          89,337         202,102         144,848         139,336
Net income..................................    $     14,637    $     30,869    $     52,257    $     54,127    $     38,169
PER COMMON SHARE DATA
Net income per common share.................    $       0.73    $       1.58    $       2.64    $       3.12    $       2.73
Dividends declared per common share.........            0.76            1.30            2.76            3.06            2.60
Average number of common shares
  outstanding...............................      20,091,686      19,599,758      19,829,609      17,364,309      13,999,047
Book value per common share (1).............    $      13.43    $      13.34    $      13.45    $      13.09    $      10.75
Number of common shares outstanding.........      20,117,936      20,040,552      20,078,013      19,331,932      16,507,100
BALANCE SHEET DATA (AT PERIOD END)
Mortgage Investments:(2)
  Collateral for CMOs.......................    $    882,825    $    388,610    $    441,222    $    434,698    $    571,567
  Adjustable-rate mortgage securities.......       2,058,661       2,381,504       2,321,388       2,021,196       1,199,911
  Fixed-rate mortgage securities............          69,007         203,925         194,078         214,128         165,206
  Other mortgage securities.................          66,814          63,507          64,293          65,625          36,461
  Mortgage warehouse lines of credit........           4,233          61,677           7,938         156,688         121,624
Mortgage loans in warehouse.................         199,418         286,342         518,131         777,769         123,627
Other assets................................          55,025          41,730          53,546          56,658          21,260
  Total assets..............................    $  3,335,983    $  3,427,295    $  3,600,596    $  3,726,762    $  2,239,656
CMO bonds payable, net (3)..................    $    821,978    $    377,699    $    424,800    $    432,677    $    561,441
Repurchase agreements.......................       2,039,383       2,622,359       2,804,946       2,754,166       1,315,334
Notes payable...............................         151,488          61,909         135,110          87,451          32,878
Other liabilities...........................          35,251          98,045          38,269         199,436         152,566
Total liabilities...........................    $  3,048,100    $  3,160,012    $  3,403,125    $  3,473,730    $  2,062,219
Shareholders' equity (1)....................    $    301,179    $    277,343    $    270,149    $    253,032    $    177,437
SELECTED RATIOS AND DATA
  Net interest spread.......................           0.78%           1.27%           1.12%           1.55%           1.47%
  Return on average shareholders' equity
    (1).....................................           10.7%           22.9%           19.2%           25.8%           27.7%
  Ratio of available earnings to fixed
    charges (4).............................           1.19x           1.51x           1.35x           1.69x           1.80x
  Principal balance of mortgage loans
    funded..................................    $    434,636    $  1,839,864    $  2,861,443    $  4,093,714    $  5,334,174


                                                  1991            1990

OPERATING DATA
Net margin on mortgage assets...............  $     22,923    $     14,975
Gain on sale of mortgage assets, net
  of associated costs.......................  $     10,218    $      1,371
Total revenue...............................  $    161,229    $    140,038
Total expenses..............................       139,593         127,245
Net income..................................  $     21,636    $     12,793
PER COMMON SHARE DATA
Net income per common share.................  $       1.60    $       0.91
Dividends declared per common share.........          1.53            0.74
Average number of common shares
  outstanding...............................    13,531,290      14,091,783
Book value per common share (1).............  $       8.97    $       8.90
Number of common shares outstanding.........    13,542,137      13,529,700
BALANCE SHEET DATA (AT PERIOD END)
Mortgage Investments:(2)
  Collateral for CMOs.......................  $    820,517    $    987,856
  Adjustable-rate mortgage securities.......       658,311         223,894
  Fixed-rate mortgage securities............        22,062          14,741
  Other mortgage securities.................        53,176          87,825
  Mortgage warehouse lines of credit........        88,312              --
Mortgage loans in warehouse.................       169,626          87,079
Other assets................................        17,628          10,862
  Total assets..............................  $  1,829,632    $  1,412,257
CMO bonds payable, net (3)..................  $    805,493    $    971,356
Repurchase agreements.......................       637,599         235,553
Notes payable...............................       147,601          75,534
Other liabilities...........................       117,504           9,450
Total liabilities...........................  $  1,708,197    $  1,291,893
Shareholders' equity (1)....................  $    121,435    $    120,364
SELECTED RATIOS AND DATA
  Net interest spread.......................         1.22%           0.65%
  Return on average shareholders' equity
    (1).....................................         17.9%           10.6%
  Ratio of available earnings to fixed
    charges (4).............................         1.69x           1.67x
  Principal balance of mortgage loans
    funded..................................  $  2,491,434    $    605,752

(1) Excludes the unrealized loss on available for sale mortgage securities of $13,296, $10,060 and $72,678 at June 30, 1995, June 30, 1994 and December
    31, 1994, respectively.
(2) Mortgage investments are shown at fair value at June 30, 1995, December 31, 1994 and June 30, 1994 and at amortized cost at December 31, 1993 and prior periods.
(3) This debt is non-recourse to the Company except for $302,060 and $70,922 at June 30, 1995 and December 31, 1994, respectively.
(4) For purposes of computing the ratios, "available earnings" consist of net earnings plus interest and debt expense and excludes fixed charges related to CMOs issued by the Company which are non-recourse to the Company. This sum is divided by the total interest and debt expense to determine the ratio of available earnings to fixed charges.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   The following table sets forth the high and low closing sales prices per share of the Common Stock on the NYSE during the respective periods indicated according to published financial sources and the cash dividends declared per share of Common Stock:

                                                        Cash
                                                      Dividends
                               Price Per Share         Declared
                                High     Low          Per Share
 1995
   First Quarter . . . . . .   $17 3/4   $10 3/8        $0.36
   Second Quarter  . . . . .   $20 3/4   $15            $0.40
   Third Quarter . . . . . .   $21 1/2   $16 5/8        $0.44

 1994
   First Quarter . . . . . .   $30       $25 1/8        $0.52(1)
   Second Quarter  . . . . .    27 1/2    22 1/8         0.78
   Third Quarter . . . . . .    25 3/4    20 3/8         0.78
   Fourth Quarter  . . . . .    22 3/4     9 1/2         0.68

 1993
   First Quarter . . . . . .   $29 7/8   $20            $0.50
   Second Quarter  . . . . .    28 1/8    26 1/2         0.75
   Third Quarter . . . . . .    30 7/8    27 3/4         0.77
   Fourth Quarter  . . . . .    32 1/4    28 5/8         1.04(1)

(1) The $0.26 January 1994 dividend which was declared in December 1993 is included in the dividends for the fourth quarter of 1993.

CAPITALIZATION

   The following table sets forth the consolidated capitalization of the Company at June 30, 1995, and as adjusted to give effect to the issuance of the shares of Preferred Stock and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                                                            June 30, 1995
                                                                    Actual             As Adjusted (1)
                                                                        (dollars in thousands)
Total Debt:
  Collateralized mortgage obligations (2) . . . . . . . . .      $   821,978             $   821,978
  Repurchase agreements . . . . . . . . . . . . . . . . . .        2,039,383               2,039,383
  Notes payable . . . . . . . . . . . . . . . . . . . . . .          151,488
    Total debt  . . . . . . . . . . . . . . . . . . . . . .        3,012,849

Shareholders' Equity:

  Preferred Stock, par value $.01 per share,
  50,000,000 shares authorized;
  Series A Cumulative Convertible Preferred Stock, $24 per
  share liquidation value, 1,350,000 shares issued and
  outstanding . . . . . . . . . . . . . . . . . . . . . . .      $    31,003             $    35,514
  Series B Cumulative Convertible Preferred Stock, $   per
  share liquidation value, 2,100,000 shares issued and
  outstanding as adjusted . . . . . . . . . . . . . . . . .
  Common stock, par value $.01 per share,
  50,000,000 shares authorized; 20,117,936 issued
  and outstanding   . . . . . . . . . . . . . . . . . . . .              201                     201
  Additional paid in capital  . . . . . . . . . . . . . . .          279,962
  Net unrealized loss on available-for-sale mortgage
  securities. . . . . . . . . . . . . . . . . . . . . . . .          (13,296)                (13,296)
  Retained deficit (3)  . . . . . . . . . . . . . . . . . .           (9,987)                 (9,987)
    Total shareholders' equity  . . . . . . . . . . . . . .      $   287,883             $
      Total capitalization  . . . . . . . . . . . . . . . .      $ 3,300,732             $


(1)  Assumes estimated net proceeds of approximately $    million.  Amount does
     not include up to 315,000 shares subject to the Underwriters' over-allotment option for Series B Preferred Stock or the application of the proceeds from the sale thereof. See "Underwriting." Amount includes net proceeds of $4.5 million from 202,500 shares of underwriters' over-allotment option for Series A Preferred Stock.
(2)  This debt is non-recourse to the Company except for $302,060.
(3) The retained deficit results from dividends declared exceeding net income determined in accordance with generally accepted accounting principles ("GAAP"). Because the Company is a REIT, the dividend amount is based on taxable income which differs from GAAP net income as reported.

DESCRIPTION OF PREFERRED STOCK

   The summary of certain terms and provisions of the Preferred Stock contained in this Prospectus Supplement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), Bylaws, as amended, and the amendment to the Articles of Incorporation setting forth the particular terms of the Preferred Stock (the "Amendment"). The Articles of Incorporation authorize the issuance of 50,000,000 shares of preferred stock, $.01 par value per share, of which no shares are currently outstanding.

General

   When issued and delivered against payment pursuant to the Underwriting Agreement between the Company and the Underwriters, the Preferred Stock will be validly issued, fully paid and non assessable. The holders of the Preferred Stock will have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Preferred Stock. Unless converted into shares of Common Stock or redeemed by the Company, the Preferred Stock will have a perpetual term, with no maturity. The Company intends to apply to have the Preferred Stock approved for listing on the Nasdaq National Market under the symbol "RMRPO"

Ranking

   The Preferred Stock will rank senior to the Common Stock and pari passu with the Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") with respect to payment of dividends and amounts upon liquidation, dissolution or winding up of the Company.

   While any shares of Preferred Stock are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks prior or senior to the Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Preferred Stock. However, the Company may create additional classes of stock, increase the authorized number of shares of Preferred Stock or issue series of preferred stock which rank on a parity with the Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company ("Parity Stock") without the consent of any holder of Preferred Stock. Series A Preferred Stock is Parity Stock. See "Voting Rights" below.

Dividends

   Holders of shares of Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of the Company, out of funds of the Company legally available for payment thereof, cumulative cash dividends payable in an amount per share equal to the greater of (i) $
per quarter ("Base Rate") or (ii) the cash dividends for such quarter declared on a number of shares of the Company's Common Stock equal to the number of shares of Common Stock (or portion thereof) into which a share of Preferred Stock is convertible (determined on each of the quarterly dividend record dates referred to below). The dividend for the partial period ending December 31, 1995 will be prorated from the date of issuance
and will be determined by reference to the Base Rate.    Dividends on the
Preferred Stock will be payable quarterly in arrears on the last day (or the next succeeding business day) of January, April, July, and October, commencing January 31, 1996 with respect to the period commencing on the date of issue and ending December 31, 1995. Each such dividend will be payable to holders of record as they appear on the stock records of the Company at the close of business on such record dates not exceeding 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Company. Such record dates shall coincide with the record date for the regular quarterly dividends, if any, payable with respect to the Common Stock; provided, however, that the record dates may be separated to fall on December 31 and January 1. Dividends will accrue from the date of original issuance of the Preferred Stock. Dividends will be cumulative from such date, whether or not in any dividend period or periods such dividends shall be declared or there shall be funds of the Company legally available for the payment of such dividends. Accumulated dividends on shares of Preferred Stock will not bear interest. Dividends payable on the Preferred Stock for any period shorter than a full dividend period will be computed on the basis of twelve 30-day months and a 360-day year.

    Upon a final administrative determination by the Internal Revenue Service that the Company does not qualify as a real estate investment trust in accordance with Section 856 of the Code, the Base Rate will be increased by 50 basis points until such time as the Company regains its status as a real estate investment trust; provided, however, that if the Company contests its loss of real estate investment trust status in Federal Court, following its receipt of an opinion of nationally recognized tax counsel to the effect that there is a reasonable basis to contest such loss of status, the Base Rate shall not be increased during the pendency of such judicial proceeding; provided further, however, that upon a final judicial determination in Federal Tax Court, Federal District Court, or the Federal Claims Court that the Company does not qualify as a real estate investment trust, the Base Rate as stated above will be increased.

   Except as provided in the next sentence, no dividend will be declared or paid or other distribution of cash or other property declared or made directly by the Company on any Parity Stock unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for payment set aside on the Preferred Stock for all prior and contemporaneous dividend periods. If accumulated and accrued dividends on the Preferred Stock for all prior and contemporaneous dividend periods have not been paid in full, then any dividend declared on the Preferred Stock for any dividend period and on any Parity Stock will be declared ratably in proportion to accumulated, accrued and unpaid dividends on the Preferred Stock and the Parity Stock.

   The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution of cash or other property with respect to any Junior Stock (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock through a sinking fund or otherwise (other than a redemption or purchase or other acquisition of shares of Common Stock made for purposes of an employee incentive or benefit plan of the Company or any subsidiary) or (iii) pay or distribute any cash or other property for the benefit of any holder of Junior Stock in respect thereof, directly or indirectly, unless (A) all cumulative dividends with respect to the Preferred Stock and any Parity Stock at the time such dividends are payable have been paid or such dividends have been declared and funds have been set apart for payment of such dividends and
(B) sufficient funds have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Preferred Stock and any Parity Stock. The foregoing limitations do not restrict the Company's ability to take the foregoing actions with respect to any Parity Stock.

   As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term "Junior Stock" means the Common Stock, and any other class of capital stock of the Company now or hereafter issued and outstanding that ranks junior to the Preferred Stock as to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company.

Redemption

   Shares of Preferred Stock will not be redeemable by the Company prior to October 31, 1998. On and after October 31, 1998, the shares of Preferred Stock will be redeemable at the option of the Company, in whole or in part, either (i) for such number of authorized but previously unissued shares of Common Stock as equals the per share Issue Price of the Preferred Stock to be redeemed divided by the Conversion Price (as defined below under "Conversion Rights") as of the opening of business on the date set for such redemption (initially equivalent to a conversion rate of one share of Common Stock for each share of Preferred Stock, subject to adjustment as described below), or (ii) for cash at a redemption price equal to the Issue Price. In the event of a redemption for cash, the Company must also pay in cash all cumulative, accrued and unpaid dividends for all dividend periods prior to the dividend period in which the redemption occurs, plus the dividend accrued from the beginning of the current dividend period to the date of redemption determined by reference solely to the Base Rate. In the event of a redemption for Common Stock, the Company must also pay in cash all cumulative, accrued and unpaid dividends for all dividend periods prior to the period in which the redemption occurs; however, no dividend will be payable with respect to the Preferred Stock for the dividend period in which such a redemption occurs unless such redemption occurs after the record date for the dividend on Common Stock in which event the dividend on the Preferred Stock will be payable through the redemption date. In the case of a redemption date falling after a dividend record date and prior to the related dividend payment date, the holders of the Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares following such dividend record date. Except as provided for in the preceding sentences, no payment or allowance will be made for accumulated or accrued dividends on any shares of Preferred Stock called for redemption or on the shares of Common Stock issuable upon such redemption.

   The Company may exercise the option to deliver Common Stock upon redemption only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the NYSE (or such other exchange or quotation system as the Common Stock is listed or quoted on) equals or exceeds the Conversion Price, (initially, the Issue Price), in effect on such trading days, subject to adjustments as described below. In order to exercise this redemption option, the Company must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding sentences have, from time to time, been met.

   Notice of redemption will be given by mail or by publication (with subsequent prompt notice by mail) to the holders of record of the Preferred Stock not more than ten business days after the Company issues the press release, in the case of a redemption for Common Stock, or not less than 30 nor more than 60 days prior to the date of redemption, in the case of a redemption for cash. The redemption date will be a date selected by the Company not less than 30 nor more than 60 days after the date on which the Company gives the notice of redemption or issues the press release announcing its intention to redeem the Preferred Stock, as the case may be. If fewer than all of the shares of Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by the Company.

   In the event that full cumulative dividends on the Preferred Stock and any Parity Stock have not been paid or declared and set apart for payment, the Preferred Stock may not be redeemed in part and the Company may not purchase or acquire shares of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Preferred Stock.

   On and after the date fixed for redemption, provided that the Company has made available at the office of the Registrar and Transfer Agent a sufficient number of shares of Common Stock and/or an amount of cash to effect the redemption, dividends will cease to accumulate or accrue on the Preferred Stock called for redemption, such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares of Preferred Stock shall cease except the right to receive the shares of Common Stock upon such redemption and/or any cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of Preferred Stock to be redeemed (unless the Company defaults in the delivery of the Common Stock or cash) will be, without any further action, deemed a holder of the number of shares of Common Stock and/or the amount of cash for which such Preferred Stock is redeemable.

   Fractional shares of Common Stock will not be issued upon redemption of the Preferred Stock, but, in lieu thereof, the Company will pay an amount in cash based on the current market price of the Common Stock on the day prior to the redemption date.

Liquidation Preference

   The holders of shares of Preferred Stock will be entitled to receive in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Issue Price plus an amount per share of Preferred Stock equal to all dividends (whether or not earned or declared) accumulated, accrued and unpaid thereon to the date of final distribution to such holders (the "Liquidation Preference"), and no more.

   Until the holders of the Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Preferred Stock are insufficient to pay in full the Liquidation Preference and the liquidation preference with respect to any other shares of Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Preferred Stock and such Parity Stock ratably in accordance with the respective amounts which would be payable on such shares of Preferred Stock and such Parity Stock if all amounts payable thereon were paid in full. Neither a consolidation or merger of the Company with another corporation, a statutory share exchange by the Company nor a sale or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

Voting Rights

   Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of shares of Preferred Stock will have no voting rights.

   If (i) six quarterly dividends payable on the Preferred Stock or any other Parity Stock are in arrears, whether or not earned or declared or
(ii) the consolidated shareholders' equity of the Company (determined in accordance with generally accepted accounting principles and giving effect to any adjustment for the net unrealized gain or loss on available-for-sale mortgage securities) at the end of any calendar quarter is less than 150% of the aggregate Issue Price of the then outstanding Preferred Stock, the number of directors then constituting the Board of Directors of the Company will be increased by two and the holders of shares of Preferred Stock, voting together as a class with the holders of any other series of Parity Stock (any such other series, the "Voting Preferred Stock"), will have the right to elect two additional directors to serve on the Company's Board of Directors at an annual meeting of stockholders or special meeting held in place thereof, or at a properly called special meeting of the holders of the Preferred Stock and such Voting Preferred Stock and at each subsequent annual meeting of stockholders or special meeting held in place thereof, until, in the case of arrearage in dividends in clause (i) all such dividends in arrears and dividends for the current quarterly period on the Preferred Stock and such Voting Preferred Stock have been paid or declared and set aside for payment and until, in the case of a shortfall in consolidated shareholders' equity described in clause (ii), such consolidated shareholders' equity of the Corporation at the end of any subsequent calendar quarter equals or exceeds 150% of the aggregate Issue Price of the then outstanding Preferred Stock. If any other class of Parity Stock with which the Preferred Stock is entitled to vote is entitled to elect two directors as a result of a decline in consolidated shareholders' equity below a number less than 150% of the aggregate Issue Price of the then outstanding Preferred Stock, then, when such entitlement to vote is triggered, the separate entitlement of the Preferred Stock to vote for directors described in this paragraph shall be suspended. As a result, in no event shall the holders of Preferred Stock be entitled to elect more than two directors in the case of the Company's consolidated shareholder equity falling below 150% of the aggregate Issue Price of the then outstanding Preferred Stock.

   The approval of the holders of two-thirds of the outstanding shares of Preferred Stock will be required in order to amend the Articles of Incorporation to affect materially and adversely the rights, preferences or voting power of the holders of the Preferred Stock or to authorize, create, or increase the authorized amount of, any class of stock having rights prior or senior to the Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, the Company may create additional classes of Parity or Junior Stock, increase the authorized number of shares of Parity or Junior Stock and issue additional series of Parity or Junior Stock without the consent of any holder of Preferred Stock.

   Except as required by law, the holders of Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company. See "Conversion Price Adjustments" below.

Conversion Rights

   Shares of Preferred Stock will be convertible, in whole or in part, at any time, at the option of the holder thereof, into authorized but previously unissued shares of Common Stock at a conversion price equal to the Issue Price per share of Common Stock (initially equivalent to a conversion rate of one share of Common Stock for each share of Preferred Stock), subject to adjustment as described below (the "Conversion Price"). The right to convert shares of Preferred Stock called for redemption will terminate at the close of business on the redemption date for such shares. For information as to notices of redemption, see "Redemption" above.

   Conversion of shares of Preferred Stock, or a specified portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to the Company or in blank, to the office or agency to be maintained by the Company for that purpose. Initially such office will be at the corporate trust office of First Union National Bank of North Carolina, Charlotte, North Carolina.

   Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Preferred Stock shall have been surrendered and notice shall have been received by the Company as aforesaid and the conversion shall be at the Conversion Price in effect at such time and on such date. If the record dates for the payment of dividends on the Common Stock and the Preferred Stock do not coincide, no conversion after the earlier of such record dates will be accepted until after the latter of such record dates.

   Holders of shares of Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following such dividend record date and prior to such dividend payment date. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion.

   Fractional shares of Common Stock will not be issued upon conversion but, in lieu thereof, the Company will pay an amount in cash based on the current market price of the Common Stock on the day prior to the conversion date.

Conversion Price Adjustments

   The Conversion Price is subject to adjustment upon certain events, including (i) dividends (and other distributions) payable in Common Stock or any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the fair market value per share of Common Stock, and (iii) subdivisions, combinations and reclassifications of Common Stock. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

   In case the Company shall be a party to any transaction (including without limitation a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the shares of Common Stock or sale of all or substantially all of the Company's assets), in each case as a result of which shares of Common Stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Preferred Stock, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock, securities and other property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares or fraction thereof of Common Stock into which one share of Preferred Stock was convertible immediately prior to such transaction. The Company may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

   No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

Dividend Reinvestment Plan

   The Company may establish a Dividend Reinvestment Plan (the "Plan") pursuant to which each holder of the Preferred Stock whose shares are registered in his own name may elect to have dividends reinvested automatically in shares of the Preferred Stock of the Company.

Restrictions on Ownership and Transfer

   With certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the Company's capital stock. See "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus.

Transfer Agent, Registrar, Dividend Disbursing Agent and Redemption Agent

   The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Preferred Stock will be First Union National Bank of North Carolina, Charlotte, North Carolina.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following summary of material federal income tax considerations to the stockholders, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or except to the extent discussed under the heading "Taxation of Tax-Exempt Stockholders" to certain types of stockholders (including insurance companies, financial institutions or broker-dealers) subject to special treatment under the federal income tax law.

   The Company and its qualified REIT subsidiaries (collectively "Resource REIT") believes it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. The federal income tax provisions governing REITs and their shareholders are extremely complicated, and what follows is only a very brief and general summary of the most important considerations for shareholders.

   ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE PREFERRED STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

General Considerations

   Resource REIT believes it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. Venable, Baetjer and Howard, LLP, counsel to the Resource REIT, has given the Resource REIT its opinion to the effect that, as of the date hereof and based on the various representations made to it by the Resource REIT with respect to its income, assets, and activities since its inception, and subject to certain assumptions and qualifications stated in such opinion,
(i) Resource REIT qualifies for treatment as a REIT under the Code and (ii) the organization and contemplated method of operation of Resource REIT are such as to enable it to continue so to qualify in subsequent years, provided the various operational requirements of REIT status are satisfied in those years. However, investors should be aware that opinions of counsel are not binding on the courts or the Internal Revenue Service. To the extent that Resource REIT qualifies as a REIT for federal income tax purposes, it generally will not be subject to federal income tax on the amount of its income or gain that is distributed to shareholders. However, a nonqualified REIT subsidiary of the Resource REIT, which conducts the mortgage operations and is included in the Resource REIT's consolidated GAAP financial statements, is not a qualified REIT subsidiary. Consequently, all of the nonqualified REIT subsidiary's taxable income is subject to federal and state corporate income taxes.

   The REIT rules generally require that a REIT invest primarily in real estate related assets, its activities be passive rather than active, and it distribute annually to its shareholders a high percentage of its taxable income. Resource REIT could be subject to a number of taxes if it failed to satisfy those rules or if it acquired certain types of income-producing real property through foreclosure. Although no complete assurances can be given, Resource REIT does not expect that it will be subject to material amounts of such taxes.

   Resources REIT's failure to satisfy certain requirements of the Code could cause the Resource REIT to lose its status as a REIT. If Resource REIT failed to qualify as a REIT for any taxable year, it would be subject to federal income tax (including any applicable minimum tax) at regular corporate rates and would not receive deductions for dividends paid to shareholders. As a result, the amount of after-tax earnings available for distribution to shareholders would decrease substantially. While the Board of Directors intends to cause Resource REIT to operate in a manner that will enable it to qualify as a REIT in all future taxable years, there can be no certainty that such intention will be realized because, among other things, qualification hinges on the conduct of the business of Resource REIT.

Taxation of Taxable Domestic Stockholders

   As long as Resource REIT qualifies as a REIT, distributions made to the Resource REIT's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. (Under the Code and IRS rulings, Resource REIT's earnings and profits will first be allocable to distributions made on the Preferred Stock and then (the balance, if any) to distributions made on the Common Stock.) Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Resource REIT's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will be a non-taxable return of capital and will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares they will be included in income as long-term gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by Resource REIT in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by Resource REIT and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Resource REIT during January of the following calendar year. Stockholders may not include in their individual income tax return any net operating losses or capital losses of Resource REIT.

   Distributions to shareholders attributable to "excess inclusion income" of Resource REIT will be characterized as excess inclusion income in the hands of the shareholders. Excess inclusion income can arise from Resource REIT's holdings of residual interests in real estate mortgage investment conduits and in certain other types of mortgage-backed security structures created after 1991. Excess inclusion income constitutes unrelated business taxable income ("UBTI") for tax-exempt entities (including employee benefit plans and individual retirement accounts), and it may not be offset by current deductions or net operating loss carryovers. In the unlikely event that the Resource REIT's excess inclusion income is greater than its taxable income, Resource REIT's distribution would be based on its excess inclusion income. Although Resource REIT itself would be subject to a tax on any excess inclusion income that would be allocable to a "disqualified organization" holding its shares, Resource REIT's by-laws provide that disqualified organizations are ineligible to hold Resource REIT's shares.

   Upon any sale or other disposition of shares of the Preferred Stock, a domestic stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on such sale or other disposition (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of Resource REIT's current and accumulated earnings and profits), and (b) the stockholder's adjusted tax basis in such shares. Such gain or loss will be capital gain or loss if the shares have been held by the domestic stockholder as a capital asset, and will be long-term capital gain or loss if such shares have been held for more than one year. In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from Resource REIT required to be treated by such stockholder as long-term capital gain.

Redemption and Conversion

   Cash Redemption of Preferred Stock

   A cash redemption of shares of the Preferred Stock will be treated under
Section 302 of the Code as a distribution taxable as a dividend (to the extent of Resource REIT's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The cash redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in Resource REIT, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares of capital stock (including Common Stock and other equity interests in Resource REIT) considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of the Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of the Preferred Stock are advised to consult their own tax advisors to determine such tax treatment.

   If a cash redemption of shares of the Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Resource REIT's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the shares of the Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the Preferred Stock have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

   If a cash redemption of shares of the Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of the Preferred Stock for tax purposes will be transferred to the holder's remaining shares of capital stock in Resource REIT, if any.

   A redemption of shares of the Preferred Stock for shares of Common Stock will be treated as a conversion of the Preferred Stock into Common Stock. See "-Conversion of Preferred Stock into Common Stock."

   Conversion of Preferred Stock into Common Stock

   In general, no gain or loss will be recognized for federal income tax purposes upon conversion of the Preferred Stock solely into shares of Common Stock. The basis that a holder will have for tax purposes in the shares of Common Stock received upon conversion will be equal to the adjusted basis for the holder in the shares of Preferred Stock so converted, and, provided that the shares of Preferred Stock were held as a capital asset, the holding period for the shares of Common Stock received would include the holding period for the shares of Preferred Stock converted. A holder will, however, generally recognize gain or loss on the receipt of cash in lieu of fractional shares of Common Stock in an amount equal to the difference between the amount of cash received and the holder's adjusted basis for tax purposes in the Preferred Stock for which cash was received. Furthermore, under certain circumstances, a holder of shares of Preferred Stock may recognize gain or dividend income to the extent that there are dividends in arrears on the shares at the time of conversion into Common Stock.

   Adjustments to Conversion Price

   Adjustments in the Conversion Price (or the failure to make such adjustments) pursuant to the antidilution provisions of the Preferred Stock or otherwise may result in constructive distributions to the holders of Preferred Stock that could, under certain circumstances, be taxable to them as dividends pursuant to Section 305 of the Code. If such a constructive distribution were to occur, a holder of Preferred Stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.

Backup Withholding

   Resource REIT will report to its domestic stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder that does not provide Resource REIT with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, Resource REIT may be required to withhold a portion of the gross proceeds of a redemption of the Preferred Stock with respect to any stockholders who fail to comply with the backup withholding rules.

Taxation of Tax-Exempt Stockholders

   In Revenue Ruling 66-106, 1966-I C.B. 151, the IRS ruled that an amount distributed by a REIT to a tax-exempt employees' pension trust did not constitute "unrelated business taxable income" ("UBTI"). Revenue rulings are interpretive in nature and subject to revocation or modification by the IRS. However, based upon Revenue Ruling 66-106 and the analysis therein, distributions by Resource REIT to a stockholder that is a tax-exempt entity will not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

   For taxable years beginning after December 31, 1993, qualified trusts which are described in Section 401 of the Code and exempt from tax under
Section 501(a) of the Code that hold more than 10% of the shares of certain REITs may be required to treat a certain percentage of REIT dividends as UBTI. The requirement only applies if (i) the qualification of the REIT were to depend upon the application of a proposed "look-through" exception to the five or fewer requirements applicable to shares held by qualified trust and (ii) the REIT were "predominantly held" by qualified trusts. A REIT would be predominantly held if either (i) a single qualified trust were to hold more than 25% by value of the REIT's interests or (ii) one or more qualified trusts, each owning more than 10% by value, were to hold more than 50% of the REIT's interests in the aggregate. The percentage of any dividend treated as UBTI would be determined by the amount of gross income (less direct expenses related thereto) of the REIT from unrelated trades or businesses (treating the REIT as if it were a qualified trust, and thereby subject to tax on UBTI) as a percentage of the gross income (less direct expenses related thereto) of the REIT. A de minimis exception would apply where the percentage was less than 5% for any year.

Other Tax Consequences

   Resource REIT's stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they transact business or reside. The state and local tax treatment of Resource REIT's stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Resource REIT.

                                  UNDERWRITING

   The Underwriters named below have severally agreed to purchase from the
Company the following respective numbers of shares of Series B    %
Cumulative Convertible Preferred Stock offered hereby:

                Underwriter                                    Number of Shares

 Stifel, Nicolaus & Company, Incorporated . . . . . . . . .
 Robert W. Baird & Co. Incorporated. . . . . . . . . . . .
 Scott & Stringfellow, Inc.  . . . . . . . . . . . . . . .
 Stephens Inc.  . . . . . . . . . . . . . . . . . . . . . .
  Total . . . . . . . . . . . . . . . . . . . . . . . . . .       2,100,000

   The Company has granted to the Underwriters an option, expiring on the thirtieth day after the date of the initial public offering of the Preferred Stock offered hereby, to purchase up to 315,000 additional shares of Preferred Stock at the public offering price less the underwriting discount, all as set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Preferred Stock.

   The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriters will be obligated to purchase all of the shares of Preferred Stock offered hereby if any are purchased.

   The Company has been advised by the Underwriters that the several Underwriters propose initially to offer the Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in
excess of $    per share.  The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to other dealers.
After the initial public offering, the public offering price and such concession may be changed.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1993, and to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

   Certain legal matters in connection with the offering of Preferred Stock are being passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland. Certain legal matters have been passed upon for the Underwriters by Thompson & Mitchell, St. Louis Missouri.

PROSPECTUS

                        Resource Mortgage Capital, Inc.

[LOGO]           Common Stock, Preferred Stock, Debt Securities
                  Warrants to Purchase Common Stock, Warrants to Purchase Preferred Stock and Warrants to
                            Purchase Debt Securities

   Resource Mortgage Capital, a Virginia corporation (the "Company"), directly or through agents, dealers or underwriters designated from time to time, may issue and sell from time to time one or more of the following types of its securities (the "Securities"): (i) shares of its common stock, par value $0.01 per share ("Common Stock"); (ii) shares of its preferred stock, no par value, in one or more series ("Preferred Stock"), (iii) debt securities, in one or more series, any series of which may be either senior debt securities or subordinated debt securities (collectively, "Debt Securities" and, as appropriate, "Senior Debt Securities" or "Subordinated Debt Securities"), (iv) warrants to purchase shares of Common Stock ("Common Stock Warrants"); (v) warrants to purchase Preferred Stock ("Preferred Stock Warrants"); (vi) warrants to purchase debt securities ("Debt Warrants) and (vii) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of Securities. The Securities offered pursuant to this Prospectus may be issued in one or more series, in amounts, at prices and on terms to be determined at the time of the offering of each such series. The Securities offered by the Company pursuant to this Prospectus will be limited to $200,000,000 aggregate initial public offering price, including the exercise price of any Common Stock Warrants, Preferred Stock Warrants and Debt Warrants (collectively, "Securities Warrants"). As of the date of this Prospectus, the Company has issued 1,552,500 shares of its Series A Cumulative Convertible Preferred Stock.

   The specific terms of each offering of Securities in respect of which this Prospectus is being delivered are set forth in an accompanying Prospectus Supplement (each, a "Prospectus Supplement") relating to such offering of Securities. Such specific terms include, without limitation, to the extent applicable (1) in the case of any series of Preferred Stock, the specific designations, rights, preferences, privileges and restrictions of such series of Preferred Stock, including the dividend rate or rates or the method for calculating same, dividend payment dates, voting rights, liquidation preferences, and any conversion, exchange, redemption or sinking fund provisions; (2) in the case of any series of Debt Securities, the specific designations, rights and restrictions of such series of Debt Securities, including without limitation whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities, the currency in which such Debt Securities are denominated and payable, the aggregate principal amount, stated maturity, method of calculating and dates for payment of interest and premium, if any, and any conversion, exchange, redemption or sinking fund provisions; (3) in the case of the Securities Warrants, the Debt Securities, Preferred Stock or Common Stock, as applicable, for which each such warrant is exercisable, and the exercise price, duration, detachability and call provisions of each such warrant; and (4) in the case of any offering of Securities, to the extent applicable, the initial public offering price or prices, listing on any securities exchange, certain federal income tax consequences and the agents, dealers or underwriters, if any, participating in the offering and sale of the Securities. If so specified in the applicable Prospectus Supplement, any series of Securities may be issued in whole or in part in the form of one or more temporary or permanent Global Securities, as defined herein.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
            UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
   ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                   TO THE CONTRARY IS UNLAWFUL.

   The Company may sell all or a portion of any offering of its Securities through agents, to or through underwriters or dealers, or directly to other purchasers. See "Plan Distribution." The related Prospectus Supplement for each offering of Securities sets forth the name of any agents, underwriters or dealers involved in the sale of such Securities and any applicable fee, commission, discount or indemnification arrangement with any such party. See "Use of Proceeds."

   This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The delivery in any jurisdiction of this Prospectus together with a Prospectus Supplement relating to specific Securities shall not constitute an offer in such jurisdiction of any other Securities covered by this Prospectus but not described in such Prospectus Supplement.

The date of this Prospectus is October 2, 1995

   NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF SECURITIES BEING OFFERED PURSUANT TO THIS PROSPECTUS AND AN ACCOMPANYING PROSPECTUS SUPPLEMENT SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following regional offices:
Chicago Regional Office, Room 3190, 230 South Dearborn Street, Chicago, Illinois 60604; and New York Regional Office, Room 1400, 75 Park Place, New York, New York 10007. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock of the Company is listed on the New York Stock Exchange ("NYSE") and such reports, proxy statements and other information concerning the Company may also be inspected at the offices of such Exchange at 20 Broad Street, New York, New York 10005.

   The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


The following documents previously filed with the Commission by the Company are incorporated in this Prospectus by reference: Report on Form 8-K filed July 18, 1995 regarding a public offering and the settlement of the Commission's investigation, Annual Report on Form 10-K for the year ended December 31, 1994; Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A under the Exchange Act, including any amendment or report filed to update the description.



   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of all Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

   The Company will furnish without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents described above under "Incorporation of Certain Documents by Reference", other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Written requests should be directed to: Resource Mortgage Capital, Inc., 4880 Cox Road, Glen Allen, Virginia 23060, Attention: Investor Relations,
Telephone: (804) 967-5800.


                                  THE COMPANY

   Resource Mortgage Capital, Inc. ("the Company"), incorporated in Virginia in 1987, originates, purchases, securitizes and services residential mortgage loans (collectively "mortgage operations") and invests in a portfolio of residential mortgage securities. The Company's primary strategy is to use its mortgage operations to create investments for its portfolio. The Company's principal sources of income are net interest income on its investment portfolio, gains on the securitization and sale of mortgage loans and the interest spread realized while the mortgage loans are being accumulated for sale or securitization. The Company and its wholly-owned subsidiaries elect to be taxed as a real estate investment trust.

Mortgage Operations

   The mortgage loans funded through the Company's mortgage operations are originated by the Company or by various sellers that meet the Company's qualification criteria. These sellers include savings and loan associations, banks, mortgage bankers and other mortgage lenders. The Company funds mortgage loans secured by residential properties throughout the United States.

   Substantially all of the mortgage loans funded through the mortgage operations are "nonconforming" mortgage loans. Nonconforming mortgage loans will not qualify for purchase by Federal Home Loan Mortgage Association ("FHLMC") or Federal National Mortgage Association ("FNMA") or for inclusion in a loan guarantee program sponsored by Government National Mortgage Association ("GNMA"). Nonconforming mortgage loans generally are originated based upon different underwriting criteria than are required by the federal agencies' programs (i.e. "non-conforming credit profile") or have outstanding principal balances in excess of the program guidelines of these federal agencies. A borrower with a non-conforming credit profile cannot easily qualify for a loan from the federal agencies for reasons other than loan size. The maximum principal balance of a conforming loan as of August 31, 1995 is $203,150 for FHLMC and FNMA. Such non-conforming loans may have higher risks than conforming mortgage loans due to their lower liquidity, different underwriting or qualification criteria, and higher loan balances.

   Mortgage loans funded by the Company in its mortgage operations are secured by single (one-to-four) family residential properties and have either fixed or adjustable interest rates. Fixed-rate mortgage loans generally have a constant interest rate over the life of the loan, primarily 15 or 30 years. In addition, fixed-rate mortgage loans funded by the Company may also have a fixed interest rate for the first 3, 5, or 7 years and an interest rate which adjusts at six or twelve month intervals thereafter, subject to periodic and lifetime interest rate caps. Adjustable-rate mortgage ("ARM") loans provide for the periodic adjustment to the rate of interest equal to the sum of a fixed margin and an index, generally subject to certain periodic and lifetime interest rate caps.

   The Company has two primary methods for sourcing mortgage loans funded through its mortgage operations. Mortgage loans funded through the Company's wholesale operations are originated through a network of mortgage loan brokers. Mortgage loans funded through the Company's correspondent operations are purchased from a network of approved sellers, including mortgage companies, banks, thrifts and other lending institutions.

   The Company established its mortgage loan wholesale origination capability in 1994. Mortgage loans originated by the Company through its wholesale operations are sourced by independent brokers and underwritten and closed by the Company. This method allows the Company to be directly involved in the origination process of the loan, but without the direct cost and overhead of a retail branch operation. The Company's mortgage loan wholesale operation targets borrowers with a non-conforming credit profile. As an approved mortgage loan originator, the Company is subject to various federal and state regulations. A violation of such regulations may result in the Company losing its ability to originate mortgage loans in the respective jurisdiction.

   The Company sets prices at least once every business day for loans either originated through the wholesale operations or purchased through the correspondent operations. The prices posted may be for immediate delivery of the mortgage loans or for subsequent delivery (such as within 30, 60 or 90 days). Prices vary depending upon the loans' features and characteristics, such as loan-to-value ratio and insurance coverage. The Company generally issues a commitment to fund one or more mortgage loans for a specific period of time at an established price and yield, in a specified principal amount.

   During the mortgage loan accumulation period prior to sale or securitization, which is typically 60 to 90 days, the Company is exposed to risks of interest rate fluctuations and may enter into hedging transactions to reduce the change in value of such mortgage loans caused by changes in interest rates. Gains and losses on these hedging transactions are deferred as an adjustment to the carrying value of the related mortgage loans until the mortgage loans are sold. This strategy is designed to reduce the decline in value of the commitments, as well as loans in inventory, when interest rates increase, and will reduce the increase in value of the commitments, as well as loans in inventory, when interest rates decrease. The Company is also at risk for credit losses on mortgage loans in inventory during the accumulation period.

   When a sufficient volume of mortgage loans is accumulated, the Company may elect to sell a pool of mortgage loans directly to an investment banking firm or to securitize such pool of mortgage loans through the issuance of mortgage securities. The mortgage-backed securities are structured so that substantially all of the securities are rated in one of the two highest rating categories (i.e. AA or AAA) by at least one of the nationally recognized rating agencies. Mortgage-backed securities issued by the Company are not generally guaranteed by the federal agencies. Each series of mortgage securities is expected to be fully payable from the collateral pledged to secure the series. It is expected that the recourse of investors in the series generally will be limited to the collateral underlying the securities. Except in the case of a breach of the standard representations and warranties made by the Company when loans are sold or securitized, the securities are non-recourse to the Company.

   The Company may securitize mortgage loans funded through its mortgage operations by issuing collateralized mortgage obligations ("CMOs") or pass-through securities. The Company recognizes a gain or loss on the issuance and sale of a pass-through security, while no gain or loss is recognized on the issuance of CMOs, as CMOs represent the issuance of a debt security. Credit enhancement for these securities may take the form of over-collateralization, subordination, reserve funds, pool insurance, bond insurance, or any combination of the foregoing. The Company strives to use the most cost effective security structure and form of credit enhancement available at the time of securitization.

   Regardless of the form of credit enhancement, the Company may retain a limited portion of the direct credit risk after securitization, including the risk of loss related to hazards not covered under standard hazard insurance policies. Such credit loss exposure is generally limited to an amount equal to a fixed percentage of the principal balance of the pool of mortgage loans at the time of securitization. Additionally, the Company may be contingently exposed to losses due to fraud during the origination of a mortgage loan if the originator of such mortgage loan defaults on its repurchase obligation. The Company has established discounts and reserves for estimated expected losses related to these various risks. The Company's results will be negatively impacted in future periods to the extent actual losses exceed the amount of such discounts and reserves.

   Over-collateralization is generally used in conjunction with bond insurance in the issuance of CMOs. Losses are first applied to the over-collateralization amount, and any losses in addition to that amount would be borne by the bond insurer or holders of the CMOs. The Company may retain over-collateralization and generally receives an excess yield on the mortgage loans relative to the yield on the CMOs to compensate the Company for retaining such loss exposure.

   Subordination is generally used in conjunction with the issuance of pass-through securities, and may also be used in conjunction with reserve funds, pool insurance and bond insurance. The credit risk is concentrated in the subordinated classes (which may partially be credit enhanced with reserve funds or pool insurance) of the securities, thus allowing the senior classes of the securities to receive the higher credit ratings. To the extent credit losses are greater than expected (or exceed the protection provided by any reserve funds or pool insurance), the holders of the subordinated securities will experience a lower yield (which may be negative) than expected on their investments. The Company may retain certain subordinated securities and records discounts at the date of issuance on these securities representing the expected exposure to credit losses.

   As mentioned above, the Company may use mortgage pool insurance and reserve funds for credit enhancement. Mortgage pool insurance is currently less available as a form of credit enhancement than it had been in the past. Credit losses covered by the pool insurance policies are borne by the pool insurers to the limits of their policies and by the security holders if losses exceed those limits. To the extent a loan is to be covered by mortgage pool insurance, the Company may rely upon the credit review and analysis of each loan, which is performed by the mortgage insurer, in deciding to fund the mortgage loan. After these loans are securitized, the Company has only limited exposure to losses not covered by pool insurance, resulting primarily from special hazard risks and fraud during the origination of a mortgage loan. The Company has established reserve funds to cover risks not covered by the pool insurance policies, or to cover credit risks on loans not covered by pool insurance. The Company has established discounts and reserves for these potential losses.

   During 1994, the Company established, through an acquisition, the capability to service mortgage loans funded through its mortgage operations. If the Company retains a portion of the credit risk on a pool of mortgage loans after securitization, it will generally directly service these loans in an effort to better manage its credit exposure.

                       PORTFOLIO OF MORTGAGE INVESTMENTS

   The Company's investment strategy is to create a diversified portfolio of mortgage securities that in the aggregate generates stable income for the Company in a variety of interest rate environments and preserves the capital base of the Company. The Company creates the majority of the investments for its portfolio by retaining a portion of the mortgage securities or other assets that are generated from its mortgage operations. By pursuing these strategies, the Company believes it can structure the portfolio to have more favorable yields in a variety of interest rate environments than if it purchased mortgage investments in the market, although there can be no assurance that the Company will be successful in accomplishing this strategy. Included in the Company's portfolio of mortgage investments are ARM securities, collateral for CMOs, fixed-rate securities, other mortgage securities and mortgage warehouse lines of credit. To the extent the Company retains a portion of the credit risk on securities in the portfolio, the Company generally will service the underlying mortgage loans to better manage this risk.

                               OTHER INFORMATION

   The Company, and its qualified real estate investment trust ("REIT") subsidiaries, have elected to be treated as a REIT for federal income tax purposes. A REIT must distribute annually substantially all of its income to shareholders. The Company and its qualified REIT subsidiaries (collectively, "Resource REIT") generally will not be subject to federal income tax to the extent that certain REIT qualifications are met. Certain other affiliated entities which are consolidated with the Company for financial reporting purposes, are not consolidated for federal income tax purposes because such entities are not qualified REIT subsidiaries. All taxable income of these affiliated entities are subject to federal and state income taxes, where applicable. See "Federal Income Tax Considerations.''

   The principal executive office of the Company is located at 4880 Cox Road, Glen Allen, Virginia 23060, telephone number: (804) 967-5800.


                                USE OF PROCEEDS

   Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the net proceeds from the sale of Securities offered by the Company will be available for the general corporate purposes of the Company. These general corporate purposes may include, without limitation, repayment of maturing obligations, redemption of outstanding indebtedness, financing future acquisitions (including acquisitions of mortgage loans and other mortgage-related products), capital expenditures and working capital. Pending any such uses, the Company may invest the net proceeds from the sale of any Securities or may use them to reduce short-term indebtedness. If the Company intends to use the net proceeds from a sale of Securities to finance a significant acquisition, the related Prospectus Supplements will describe the material terms of such acquisition.

   If Debt Securities are issued to one or more persons in exchange for the Company's outstanding debt securities, the accompanying Prospectus Supplement related to such offering of Debt Securities will set forth the aggregate principal amount of the outstanding debt securities which the Company will receive in such exchange and which will cease to be outstanding, the residual cash payment, if any, which the Company may receive from such persons or which such persons may receive from the Company, as appropriate, the dates from which the Company will pay interest accrued on the outstanding debt securities to be exchanged for the offered Debt Securities and an estimate of the Company's expenses in respect of such offering of the Debt Securities.

                  RATIO OF AVAILABLE EARNINGS TO FIXED CHARGES

   The Company's ratio of available earnings to fixed charges was 1:1 or greater in each of the last five fiscal years and the six months ended June 30, 1995. The ratios were as follows:

                        Six
                       months
                       ended
                      June 30,     Year ended December 31,

                        1995    1994    1993    1992    1991    1990
Ratio of earnings to   1.19:1  1.35:1  1.69:1  1.80:1  1.69:1  1.67:1
fixed charges (1)

(1) For purposes of computing the ratios, "available earnings" consist of net earnings plus interest and debt expense and excludes fixed charges related to CMOs issued by the Company which are nonrecourse to the Company. This sum is divided by the total interest and debt expense to determine the ratio of available earnings to fixed charges. No Series A Preferred Stock dividends have as yet been declared and paid.

   These ratios represent a measure of the ability to meet debt service obligations from funds generated from operations.


                           DESCRIPTION OF SECURITIES

   The following is a brief description of the material terms of the Company's capital stock. This description does not purport to be complete and is subject in all respects to applicable Virginia law and to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are on file with the Commission as described under "Available Information" and are incorporated by reference herein.

General

   The Company may offer under this Prospectus one or more of the following categories of its Securities: (i) shares of its Common Stock, par value $0.01 per share; (ii) shares of its Preferred Stock, no par value, in one or more series; (iii) Debt Securities, in one or more series, any series of which may be either Senior Debt Securities or Subordinated Debt Securities; (iv) Common Stock Warrants; (v) Preferred Stock Warrants; (vi) Debt Warrants; and (vii) any combination of the foregoing, either individually or as units consisting of one or more of the types of Securities described in clauses (i) through (vi). The terms of any specific offering of Securities, including the terms of any units offered, will be set forth in a Prospectus Supplement relating to such offering.

   The Company's authorized equity capitalization consists of 50 million shares of Common Stock, par value $0.01 per share and 50 million shares of preferred stock, no par amount. Neither the holders of the Common Stock nor of any preferred stock, now or hereafter authorized, will be entitled to any preemptive or other subscription rights. The Common Stock is listed on the New York Stock Exchange. The Company intends to list any additional shares of its Common Stock which are issued and sold hereunder. The Company may list any series of its Preferred Stock which are offered and sold hereunder, as described in the Prospectus Supplement relating to such series of Preferred Stock.

Common Stock

   As of August 31, 1995, there were 20,134,370 outstanding shares of Common Stock held by 3,735 holders of record. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Dividends on any outstanding shares of preferred stock must be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

   Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any series of preferred stock that may be outstanding from time to time. The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase by the Company of shares of the Common Stock. All the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Preferred Stock

   The Board of Directors is authorized to designate with respect to each series of preferred stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any. As of the date hereof, there were 1,552,500 shares of Series A 9.75% Cumulative Convertible Preferred Stock issued and outstanding.

   Any preferred shares issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock.

Securities Warrants

General

   The Company may issue Securities Warrants for the Purchase of Common Stock, Preferred Stock or Debt Securities. Such warrants are referred to herein as Common Stock Warrants, Preferred Stock Warrants or Debt Warrants, as appropriate. Securities Warrants may be issued independently or together with any other Securities covered by the Registration Statement and offered by this Prospectus and any accompanying Prospectus Supplement and may be attached to or separate from such other Securities. Each series of Securities Warrants will be issued under a separate agreement (each, a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as agent (each, a "Securities Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. Each issue of Securities Warrants will be evidenced by warrant certificates (the "Securities Warrant Certificates"). The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of Securities Warrants. Copies of the definitive Securities Warrant Agreements and Securities Warrant Certificates will be filed with the Commission by means of a Current Report on Form 8-K in connection with the offering of such series of Securities Warrants.

   If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the currencies in which such Debt Warrants are being offered; (iii) the designation, aggregate principal amount, currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Debt Warrants; (iv) the designation and terms of any Securities with which such Debt Warrants are being offered and the number of such Debt Warrants being offered with each such Security; (v) the date on and after which such Debt Warrants and the related Securities will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Debt Warrant and the price at which the currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (viii) whether the Debt Warrant will be issued in registered or bearer form; (ix) certain federal income tax consequences; and (x) any other material terms of such Debt Warrants.

   In the case of Securities Warrants for the purchase of Preferred Stock or Common Stock, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, and in the case of Securities Warrants for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Security; (iv) the date on and after which such Securities Warrants and the related Securities will be transferable separately; (v) the number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of each such Securities Warrant and the price at which such number of shares of Preferred Stock of such series or shares of Common Stock may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date on which such right shall expire; (vii) certain federal income tax consequences; and
(viii) any other material terms of such Securities Warrants.

   Securities Warrant Certificates may be exchanged for new Securities Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the appropriate Securities Warrant Agent or other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Debt Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Stock or Common Stock, holders of such Preferred Stock Warrants or Common Stock Warrants will not have any rights of holders of the respective Preferred Stock or Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Stock or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Securities Warrants

   Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Preferred Stock or shares of Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

   Securities Warrants may be exercised by delivering to the Securities Warrant Agent payment, as provided in the applicable Prospectus Supplement, of the amount required to purchase the applicable Debt Securities, Preferred Stock or Common Stock purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant Certificate. Upon receipt of such payment and the definitive Securities Warrant Certificates properly completed and duly executed at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the applicable Debt Securities, Preferred Stock or Common Stock purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant Certificate are exercised, a new Securities Warrant Certificate will be issued for the remaining amount of Securities Warrants.

Amendments and Supplements to Securities Warrant Agreements

   Each Securities Warrant Agreement may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

Common Stock Warrant Adjustments

     Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the Common Stock; (ii) subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock within the number of days, specified in the applicable Prospectus Supplement, after the date fixed for the determination of the stockholders entitled to receive such rights or warrants, at less than the current market price (as defined in the Securities Warrant Agreement governing such series of Common Stock Warrants); and (iv) the distribution to all holders of Common Stock of evidences of indebtedness or assets of the Company (excluding certain cash dividends and distributions described below). The terms of any such adjustment will be specified in the related Prospectus Supplement for such Common Stock Warrants.

No Rights as Stockholders

   Holders of Common Stock Warrants will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company of any other matter, or to exercise any rights whatsoever as stockholders of the Company.

Existing Securities Holders

   The Company may issue, as a dividend at no cost, such Securities Warrants to holders of record of the Company's Securities or any class thereof on the applicable record date. If Securities Warrants are so issued to existing holders of Securities, the applicable Prospectus Supplement will describe, in addition to the terms of the Securities Warrants and the Securities issuable upon exercise thereof, the provisions, if any, for a holder of such Securities Warrants who validly exercises all Securities Warrants issued to such holder to subscribe for unsubscribed Securities (issuable pursuant to unexercised Securities Warrants issued to other holders) to the extent such Securities Warrants have not been exercised.

Debt Securities

General

   The Company may offer one or more series of its Debt Securities representing general, unsecured obligations of the Company. Any series of Debt Securities may either (1) rank prior to all subordinated indebtedness of the Company and pari passu with all other unsecured indebtedness of the Company outstanding on the date of the issuance of such Debt Securities ("Senior Debt Securities") or (2) be subordinated in light of payments to certain other obligations of the Company outstanding on the date of issuance ("Subordinated Debt Securities"). In this Prospectus, any indenture relating to Subordinated Debt Securities is referred to as a "Subordinated Indenture" and the term "Indenture" refers to Senior and Subordinated Indentures, collectively.

   The aggregate principal amount of Debt Securities which may be issued by the Company will be set from time to time by the Board of Directors. Further, the amount of Debt Securities which may be offered by this Prospectus will be subject to the aggregate initial offering price of Securities specified in the Registration Statement. Each Indenture will permit the issuance of an unlimited amount of Debt Securities thereunder from time to time in one or more series. Additional debt securities may be issued pursuant to another registration statement for issuance under any Indenture. Any offering of Debt Securities may be denominated in any currency composite designated by the Company.

   The following description of the Debt Securities which may be offered by the Company hereunder describes certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms and provisions of the Debt Securities and the extent to which the following general provisions may apply to such offering of Debt Securities will be described in the accompanying Prospectus Supplement relating to such offering of Debt Securities. The following descriptions of certain provisions of the Indentures do not purport to be complete and are qualified in their entirety by reference to the form of Senior Indenture or Subordinated Indenture, as appropriate. The definitive Indenture relating to each offering of Debt Securities will be filed with the Commission by means of a Current Report on Form 8-K in connection with the offering of such Debt Securities. All article and section references appearing herein are references to the articles and sections of the appropriate Indenture and, unless defined herein, all capitalized terms have the respective meanings specified in the appropriate Indenture.

   The Prospectus Supplement relating to any offering of Debt Securities will set forth the following terms and other information to the extent applicable with respect to the Debt Securities being offered thereby; (1) the designation, aggregate principal amount, authorized denominations and priority of such Debt Securities; (2) the price (expressed as a percentage of the aggregate principal amount of such Debt Securities) at which such Debt Securities will be issued; (3) the currency or currency units for which the Debt Securities may be purchased and in which the principal of , and any interest on such Debt Securities may be payable; (4) the stated maturity of such Debt Securities or means by which a maturity date may be determined; (5) the rate at which such Debt Securities will bear interest or the method by which such rate of interest is to be calculated (which rate may be zero in the case of certain Debt Securities issued at a price representing a discount from the principal amount payable at maturity); (6) the periods during which such interest will accrue, the dates on which such interest will be payable (or the method by which such dates may be determined; including without limitation that such rate of interest may bear an inverse relationship to some index or standard) and the circumstances under which the Company may defer payment of interest; (7) redemption provisions, including any optional redemption, required repayment or mandatory sinking fund provisions; (8) any terms by which such Debt Securities may be convertible into shares of the Company's Common Stock, Preferred Stock or any other Securities of the Company, including a description of the Securities into which any such Debt Securities are convertible; (9) any terms by which the principal of such Debt Securities will be exchangeable for any other Securities of the Company; (10) whether such Debt Securities are issuable as definitive Fully-Registered Securities (as defined below) or Global Securities and, if Global Securities are to be issued, the terms thereof, including the manner in which interest thereon will be payable to the beneficial owners thereof and other book-entry procedures, any terms for exchange of such Global Securities into definitive Fully-Registered Securities (as defined below) and any provisions relating to the issuance of a temporary Global Security; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional events of default provided with respect to such Debt Securities; (13) the terms of any Securities being offered together with such Debt Securities, (14) whether such Debt Securities represent general, unsecured obligations of the Company and (15) any other material terms of such Debt Securities.

   If any of the Debt Securities are sold for foreign currency units, the restrictions, elections, tax consequences, specific terms, and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating to thereto.

Indenture Provisions

   The Debt Securities may be issued in definitive, fully registered form without coupons ("Fully Registered Securities"), or in a form registered as to principal only with coupons or in bearer form with coupons. Unless otherwise specified in the Prospectus Supplement, the Debt Securities will only be Fully Registered Securities. In addition, Debt Securities of a series may be issuable in the form of one or more Global Securities, which will be denominated in an amount equal to all or a portion of the aggregate principal amount of such Debt Securities. See "Global Securities" below.

   One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable to any such series will be described in the Prospectus Supplement relating thereto.

   Unless otherwise indicated in the related Prospectus Supplement for a series of Debt Securities, there are no provisions contained in the Indentures that would afford holders of Debt Securities protection in the event of a highly leveraged transaction involving the Company.

   Global Securities. Any series of Debt Securities may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depositary identified in the Prospectus Supplement relating to such series. Unless and until it is exchanged in whole or in part for Debt Securities in individually certificated form, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee for the Depositary to the Depositary, or to a successor of the Depositary or a nominee of such successor.

   The specific terms of the Depositary arrangement with respect to any series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in a Global Security representing all or a portion of a series of Debt Securities will be described in the Prospectus Supplement relating to such series.

   Modification of Indentures. Unless otherwise specified in the related Prospectus Supplement, each Indenture, the rights and obligations of the Company, and the rights of the Holders may be modified with respect to one or more series of Debt Securities issued under such Indenture with the consent of the Holders of not less than a majority in principal amount of the outstanding Debt Securities of each such series affected by the modification or amendment. No modification of the terms of payment of principal or interest, and no modification reducing the percentage required for modification, is effective against any Holder without his consent.

   Events of Default.   Unless otherwise specified in the related
Prospectus Supplement, each Indenture, will provide that the following are Events of Default with respect to any series of Debt Securities issued thereunder: (1) default in the payment of the principal of any Debt Security of such series when and as the same shall be due and payable; (2) default in making a sinking fund payment, if any, when and as the same shall be due and payable by the terms of the Debt Securities of such series; (3) default for 30 days in payment of any installment of interest on any Debt Securities of such series; (4) default for a specified number of days after notice in the performance of any other covenants in respect of the Debt Securities of such series contained in the Indenture; (5) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator, or trustee of the Company or its property; and (6) any other Event of Default provided in the applicable supplemental indenture under which such series of Debt Securities is issued. An Event of Default with respect to a particular series of Debt Securities issued under an Indenture will not necessarily constitute an Event of Default with respect to any other series of Debt Securities issued under such Indenture. The trustee under an Indenture may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except in the payment of principal or interest) if it considers such withholding in the interests of such Holders.

   If an Event of Default with respect to any series of Debt Securities shall have occurred and be continuing, the appropriate trustee under the Indenture or the Holders of not less than 25% in the aggregate principal amount of the Debt Securities of such series may declare the principal, or in the case of discounted Debt Securities, such portion thereof as may be described in the Prospectus Supplement, of all the Debt Securities of such series to be due and payable immediately.

   Within four months after the close of each fiscal year, the Company will file with each trustee under the indentures a certificate, signed by specified officers, stating whether or not such officers have knowledge of any default, and, if so, specifying each such default and the nature thereof.

   Subject to provisions relating to its duties in case of default, a trustee under the Indentures shall be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request, order, or direction of any Holder, unless such Holders shall have offered to such trustee reasonable indemnity. Subject to such provisions for indemnification, the Holders of a majority in principal amount of the Debt Securities of any series may direct the time, method, and place of conducting any proceeding for any remedy available to the appropriate trustee, or exercising any trust or power conferred upon such trustee, with respect to the Debt Securities of such series.

   Payment and Transfer. Principal of, and premium and interest, if any, on, fully Registered Securities will be payable at the Place of Payment as specified in the applicable Prospectus Supplement, provided that payment of interest, if any, may be made, unless otherwise provided in the applicable Prospectus Supplement, by check mailed to the person in whose names such Debt Securities are registered at the close of business on the day or days specified in the Prospectus Supplement or transfer to an account maintained by the payee located inside the United States. The principal of, and premium and interest, if any, on, Debt Securities in other forms will be payable in the manner and at the place or places as designated by the Company and specified in the applicable Prospectus Supplement. Unless otherwise provided in the Prospectus Supplement, payment of interest may be made, in the case of Bearer Security by transfer to an account maintained by the payee with a bank outside the United States.

   Fully Registered Securities may be transferred or exchanged at the corporate trust office of the trustee or any other office or agency maintained by the Company for such purposes, subject to the limitations in the applicable Indenture, without the payment of any service charge except for any tax or governmental charge incidental thereto. Provisions with respect to the transfer and exchange of Debt Securities in other forms will be set forth in the applicable Prospectus Supplement.

   Defeasance.   The Indentures provide that each will cease to be of
further effect with respect to a certain series of Debt Securities (except for certain obligations to register the transfer or exchange of Securities) if (a) the Company delivers to the Trustee for the Securities of such series for cancellation of all Securities of all series and the coupons, if any, appertaining thereto, or (b) if the Company deposits into trust with the Trustee money or United States government obligations, that, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay all of the principal of, and interest on, the Securities of such series on the dates such payments are due or redeemable in accordance with the terms of such Securities.

Certain Charter and Virginia Law Provisions

   Unless the amendment effects an extraordinary transaction, the Articles of Incorporation of the Company may be amended with the approval of the holders of a majority of the outstanding shares of Common Stock, subject to the voting rights (if any) of any series of preferred stock that may be outstanding from time to time. Amendments that effect extraordinary transactions, which include mergers, share exchanges, a sale of substantially all the assets of the Company, the dissolution of the Company or the share ownership restrictions described below, require the approval of the holders of more than two-thirds of the outstanding shares of Common Stock (subject to any voting rights of any series of preferred stock outstanding).

   Special meetings of the shareholders of the Company may be called by a majority of the Board of Directors, a majority of the unaffiliated directors, the Chairman of the Board, the President or generally by shareholders holding at least 25% of the outstanding shares of Common Stock entitled to be voted at the meeting.

   Virginia law and the Articles of Incorporation of the Company provide that the directors and officers of the Company shall have no liability to the Company or its shareholders in certain actions brought by or on behalf of shareholders of the Company unless such officer or director has engaged in willful misconduct or violations of federal or state securities laws and certain other activities.

Repurchase of Shares and Restrictions on Transfer

   Two of the requirements for qualification for the tax benefits accorded a REIT under the Internal Revenue Code of 1986, as amended ("the Code"), are that (i) during the last half of each taxable year not more than 50% of the outstanding shares may be owned directly or indirectly by five or fewer individuals and (ii) there must be at least 100 shareholders for at least 335 days in each taxable year. Those requirements apply for all taxable years after the year in which a REIT elects REIT status.

   The Articles of Incorporation prohibit any person or group of persons from acquiring or holding, directly or indirectly, ownership of a number of shares of capital stock in excess of 9.8% of the outstanding shares.
Shares of capital stock owned by a person or group of persons in excess of such amounts are referred to as "Excess Shares.'' For this purpose the term "ownership'' is defined in accordance with the Code, the constructive ownership provisions of Section 544 of the Code and Rule 13d-3 promulgated under the Exchange Act, and the term "group'' is defined to have the same meaning as that term has for purposes of Section 13(d)(3) of the Exchange Act. Accordingly, shares of capital stock owned or deemed to be owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be Excess Shares.

   For purposes of determining whether a person holds Excess Shares, a person or group will be treated as owning not only shares of capital stock actually or beneficially owned, but also any shares of capital stock attributed to such person or group under the constructive ownership provisions contained in Section 544 of the Code.

   The Articles of Incorporation provide that in the event any person acquires Excess Shares, each Excess Share may be redeemed at any time by the Company at the closing price of a share of capital stock on the New York Stock Exchange on the last business day prior to the redemption date. From and after the date fixed for redemption of Excess Shares, such shares shall cease to be entitled to any distribution and other benefits, except only the right to payment of the redemption price for such shares.

   Under the Articles of Incorporation any acquisition of shares that would result in failure to qualify as a REIT under the Code is void to the fullest extent permitted by law, and the Board of Directors is authorized to refuse to transfer shares to a person if, as a result of the transfer, that person would own Excess Shares. Prior to any transfer or transaction which, if consummated, would cause a shareholder to own Excess Shares, and in any event upon demand by the Board of Directors, a shareholder is required to file with the Company an affidavit setting forth, as to that shareholder, the information required to be reported in returns filed by shareholders under Treasury Regulation Section 1.857-9 under the Code and in reports filed under Section 13(d) of the Exchange Act. Additionally, each proposed transferee of shares of capital stock, upon demand of the Board of Directors, also may be required to file a statement or affidavit with the Company setting forth the number of shares already owned by the transferee and any related person.

   The Common Stock may not be purchased by nonresident aliens or foreign entities. In addition, the Common Stock may not be held by "disqualified organizations'' within the meaning of Section 860E(e)(5) of the Code, which generally includes governmental entities and other tax-exempt persons not subject to the tax on unrelated business taxable income.

Transfer Agent and Registrar

   The transfer agent and the registrar for the Company's Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

                              PLAN OF DISTRIBUTION

   The Company may sell Securities  (1)  through underwriters or dealers,
(2) directly to one or more purchasers, or (3) through agents. A Prospectus Supplement will set forth the terms of the offering of the Securities offered thereby, including the name or names of any underwriters, the purchase price of the Securities, and the proceeds to the Company from the sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange on which the Securities may be listed. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

   If underwriters are used in the sale in a firm commitment underwriting, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities of the series offered by the Company's Prospectus Supplement if any of the Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   Securities may also be sold directly by the Company or through agents designated by the Company from time to time. The Securities offered hereby may also be sold from time to time through agents for the Company by means of (i) ordinary broker's transactions, (ii) block transactions (which may involve crosses) in accordance with the rules of the Exchanges, in which such agents may attempt to sell Securities as agent but may purchase and resell all or a portion of the blocks as principal, (iii) "fixed price offerings" in accordance with the rules of the Exchanges, or (iv) a combination of any such methods of sale. In connection therewith, distributors' or sellers' commissions may be paid or allowed which will not exceed those customary in the types of transactions involved. A Prospectus Supplement sets forth the terms of any such "fixed price offering," "exchange distributions" and "special offerings." If the agent purchases Securities as principal, it may sell such Securities by any of the methods described above. Any agent involved in the offering and sale of Securities in respect of which this Prospectus is delivered is named, and any commissions payable by the Company to such agent are set forth, in the Prospectus Supplement. Unless otherwise indicated herein or in the Prospectus Supplement, any such agent is acting on a best-efforts basis for the period of its appointment.

   If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers by certain institutional investors to purchase Securities providing for payment and delivery on a future date specified in the Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular Securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by the Company. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except (1) the purchase by an institution of the particular Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(2) if the particular Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the Company or such institutional investors thereunder.

   Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, the Company in the ordinary course of business.

                       FEDERAL INCOME TAX CONSIDERATIONS

Federal Income Taxation of Shareholders

   The following section is a general summary of certain federal income tax aspects of an investment in the Company that should be considered by prospective shareholders. The discussion in this section is based on existing provisions of the Code, existing and proposed Treasury regulations, existing court decisions, and existing rulings and other administrative interpretations. There can be no assurance that future Code provisions or other legal authorities will not alter significantly the tax consequences described below. No rulings have been obtained from the Internal Revenue Service concerning any of the matters discussed in this section.

   The Company and its qualified REIT subsidiaries (collectively "Resource REIT") believes it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. The federal income tax provisions governing REITs and their shareholders are extremely complicated, and what follows is only a very brief and general summary of the most important considerations for shareholders. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF THE COMPANY.

General Considerations

   Resource REIT believes it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. Venable, Baetjer and Howard, LLP, counsel to the Company, has given the Company its opinion to the effect that, as of the date hereof and based on the various representations made to it by the Company with respect to its income, assets, and activities since its inception, and subject to certain assumptions and qualifications stated in such opinion, (i) Resource REIT qualifies for treatment as a REIT under the Code and (ii) the organization and contemplated method of operation of Resource REIT are such as to enable it to continue so to qualify in subsequent years, provided the various operational requirements of REIT status are satisfied in those years. However, investors should be aware that opinions of counsel are not binding on the courts or the Internal Revenue Service. To the extent that Resource REIT qualifies as a REIT for federal income tax purposes, it generally will not be subject to federal income tax on the amount of its income or gain that is distributed to shareholders. However, a nonqualified REIT subsidiary of the Company , which operates the MPP and is included in the Company's consolidated GAAP financial statements, is not a qualified REIT subsidiary. Consequently, all of the nonqualified REIT subsidiary's taxable income is subject to federal and state income taxes.

   The REIT rules generally require that a REIT invest primarily in real estate-related assets, its activities be passive rather than active, and it distribute annually to its shareholders a high percentage of its taxable income. The Company could be subject to a number of taxes if it failed to satisfy those rules or if it acquired certain types of income-producing real property through foreclosure. Although no complete assurances can be given, the Company does not expect that it will be subject to material amounts of such taxes.

   Resource REIT's failure to satisfy certain Code requirements could cause the Company to lose its status as a REIT. If Resource REIT failed to qualify as a REIT for any taxable year, it would be subject to federal income tax (including any applicable minimum tax) at regular corporate rates and would not receive deductions for dividends paid to shareholders. As a result, the amount of after-tax earnings available for distribution to shareholders would decrease substantially. While the Board of Directors intends to cause Resource REIT to operate in a manner that will enable it to qualify as a REIT in all future taxable years, there can be no certainty that such intention will be realized because, among other things, qualification hinges on the conduct of the business of Resource REIT.

Taxation of Distributions by the Company

   Assuming that Resource REIT maintains its status as a REIT, any distributions that are properly designated as "capital gain dividends'' generally will be taxed to shareholders as long-term capital gains, regardless of how long a shareholder has owned his shares. Any other distributions out of Resource REIT current or accumulated earnings and profits will be dividends taxable as ordinary income. Shareholders will not be entitled to dividends-received deductions with respect to any dividends paid by Resource REIT. Distributions in excess of Resource REIT's current or accumulated earnings and profits will be treated as tax-free returns of capital, to the extent of the shareholder's basis in his shares of capital stock, and as gain from the disposition of shares, to the extent they exceed such basis. Shareholders may not include on their own returns any of Resource REIT ordinary or capital losses. Distributions to shareholders attributable to "excess inclusion income'' of Resource REIT will be characterized as excess inclusion income in the hands of the shareholders. Excess inclusion income can arise from Resource REIT's holdings of residual interests in real estate mortgage investment conduits and in certain other types of mortgage-backed security structures created after 1991. Excess inclusion income constitutes unrelated business taxable income ("UBTI'') for tax-exempt entities (including employee benefit plans and individual retirement accounts), and it may not be offset by current deductions or net operating loss carryovers. In the unlikely event that the Company's excess inclusion income is greater than its taxable income, the Company's distribution would be based on the Company's excess inclusion income. Although Resource REIT itself would be subject to a tax on any excess inclusion income that would be allocable to a "disqualified organization'' holding its shares, Resource REIT's by-laws provide that disqualified organizations are ineligible to hold Resource REIT's shares.

   Dividends paid by Resource REIT to organizations that generally are exempt from federal income tax under Section 501(a) of the Code should not be taxable to them as UBTI except to the extent that (i) purchase of shares of Resource REIT was financed by "acquisition indebtedness,'' (ii) such dividends constitute excess inclusion income or (iii) with respect to the trusts owning more than 10% of the shares of Resource REIT, under certain circumstances a portion of such dividend is attributable to UBTI. Because an investment in Resource REIT may give rise to UBTI or trigger the filing of an income tax return that otherwise would not be required, tax-exempt organizations should give careful consideration to whether an investment in Resource REIT is prudent.

Taxation of Dispositions of Shares of the Common Stock

   In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than twelve months and otherwise as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received with respect to such shares. All or a portion of any loss realized upon a taxable disposition of Shares of Resource REIT may be disallowed if other shares of Resource REIT are purchased (under a dividend reinvestment plan or otherwise) within 30 days before or after the disposition.

Backup Withholding

   Resource REIT generally is required to withhold and remit to the United States Treasury 31% of the dividends or certain gross proceeds paid to any shareholder who (i) fails to furnish Resource REIT with a correct taxpayer identification number, (ii) is the subject of a notification received by Resource REIT that such shareholder has underreported dividend or interest income to the Internal Revenue Service, or (iii) under certain circumstances, fails to certify to Resource REIT that he is not subject to backup withholding. An individual's taxpayer identification number is his social security number.

Debt Securities

   The Debt Securities will be taxable as indebtedness. Interest and original issue discount, if any, on a Debt Security will be treated as ordinary income to a holder. Any special tax considerations applicable to a Debt Security will be described in the related Prospectus Supplement.

Exercise of Securities Warrants

   Upon a holder's exercise of a Securities Warrant, the holder will, in general, (i) not recognize any income, gain or loss for federal income tax purposes, (ii) receive an initial tax basis in the Security received equal to the sum of the holder's tax basis in the exercised Securities Warrant and the exercise price paid for such Security and (iii) have a holding period for the Security received beginning on the date of exercise.

Sale or Expiration of Securities Warrants

   If a holder of a Securities Warrant sells or otherwise disposes of such Securities Warrant (other than by its exercise), the holder generally will recognize capital gain or loss (long term capital gain or loss if the holder's holding period for the Securities Warrant exceeds twelve months on the date of disposition; otherwise, short term capital gain or loss) equal to the difference between (i) the cash and fair market value of other property received and (ii) the holder's tax basis (on the date of disposition) in the Securities Warrant sold. Such a holder generally will recognize a capital loss upon the expiration of an unexercised Securities Warrant equal to the holder's tax basis in the Securities Warrant on the expiration date.

State and Local Tax Considerations

   State and local tax laws may not correspond to the federal income tax principles discussed in this section. Accordingly, prospective investors should consult their tax advisers concerning the state and local tax consequences of an investment in Resource REIT.

                                 LEGAL OPINIONS

   Certain matters will be passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, which is incorporated in this Prospectus and Registration Statement by reference, have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements and schedules have been incorporated by reference herein in reliance upon the reports of that firm and upon the authority of that firm as experts in auditing and accounting.

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                     PAGE
Prospectus Summary................................   S- 2
Price Range of Common Stock and Dividends.........   S-12
Capitalization....................................   S-13
Description of Preferred Stock....................   S-14
Federal Income Tax Considerations.................   S-18
Underwriting......................................   S-22
Legal Matters.....................................   S-22

                                   Prospectus

Available Information.............................     2
Incorporation of Certain Documents by Reference...     2
The Company.......................................     4
Use of Proceeds...................................     7
Ratio of Available Earnings to Fixed Charges......     7
Description of Securities.........................     8
Plan of Distribution..............................    15
Federal Income Tax Considerations.................    16
Legal Opinions....................................    19
Experts...........................................    19

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT TOGETHER WITH THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT TOGETHER WITH THE PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS SUPPLEMENT TOGETHER WITH THE PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                2,100,000 SHARES

                                [RESOURCE LOGO]

                               RESOURCE MORTGAGE
                                 CAPITAL, INC.

                           SERIES B      % CUMULATIVE
                          CONVERTIBLE PREFERRED STOCK

                             Prospectus Supplement

                                          , 1995

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED
                             ROBERT W. BAIRD & CO.
                                  INCORPORATED
                           SCOTT & STRINGFELLOW, INC.
                                 STEPHENS INC.